Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER
AND REORGANIZATION

among:

EDGE THERAPEUTICS, INC.,
a Delaware corporation;

ECHOS MERGER SUB, INC.,
a Delaware corporation; and

PDS BIOTECHNOLOGY CORPORATION
a Delaware corporation

Dated as of November 23, 2018

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Page

Exhibits:

Exhibit A	Definitions
Exhibit B-1	Form of Company Stockholder Support Agreement
Exhibit B-2	Form of Parent Stockholder Support Agreement
Exhibit C	Post-Closing Directors and Officers
Exhibit D-1	Form of Company Lock-Up Agreement
Exhibit D-2	Form of Parent Lock-Up Agreement

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AGREEMENT AND PLAN OF MERGER AND REORGANIZATION

THIS AGREEMENT AND PLAN OF MERGER AND REORGANIZATION (this “Agreement”) is made and entered into as of November 23, 2018, by and among Edge Therapeutics, Inc., a Delaware corporation (“Parent”), ECHOS MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and PDS Biotechnology Corporation, a Delaware corporation (the “Company”).  Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.           Parent and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and the DGCL.  Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly owned subsidiary of Parent.

B.           The Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and by executing this Agreement, the Parties intend to adopt a plan of reorganization within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3.

C.           The Parent Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.

D.           The Merger Sub Board has (i) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.

E.           The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.

F.            Concurrently with the execution and delivery of this Agreement and as a condition and inducement to Parent’s willingness to enter into this Agreement, the officers, directors and stockholders of the Company listed on Section A of the Company Disclosure Schedule (solely in their capacity as stockholders of the Company) are executing support agreements in favor of Parent in substantially the form attached hereto as Exhibit B-1 (the “Company Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Company Capital Stock in favor of the adoption of this Agreement and thereby approve the Contemplated Transactions and against any competing proposals.

G.           Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, the officers and directors of the Company listed on Section A of the Parent Disclosure Schedule (solely in their capacity as stockholders of Parent) are executing support agreements in favor of the Company in substantially the form attached hereto as Exhibit B-2 (the “Parent Stockholder Support Agreement”), pursuant to which such Persons have, subject to the terms and conditions set forth therein, agreed to vote all of their shares of Parent Common Stock in favor of the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the other Parent Stockholder Matters and against any competing proposals.

H.           It is expected that within three Business Days after the Registration Statement is declared effective under the Securities Act, the holders of shares of Company Capital Stock sufficient to adopt and approve this Agreement and the Merger as required under the DGCL and the Company’s certificate of incorporation and bylaws will execute and deliver an action by written consent adopting this Agreement in a form reasonably acceptable to Parent, in order to obtain the Required Company Stockholder Vote (each, a “Company Stockholder Written Consent” and collectively, the “Company Stockholder Written Consents”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

Section 1.            DESCRIPTION OF TRANSACTION

1.1.        The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease.  The Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2.        Effects of the Merger.  The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.  As a result of the Merger, the Company will become a wholly owned subsidiary of Parent.

1.3.        Closing; Effective Time.  Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or waiver of the conditions set forth in Sections 6, 7 and 8, the consummation of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as Parent and the Company may mutually agree in writing.  The date on which the Closing actually takes place is referred to as the “Closing Date.” At the Closing, the Parties shall cause the Merger to be consummated by executing and filing with the Secretary of State of the State of Delaware a certificate of merger with respect to the Merger, satisfying the applicable requirements of the DGCL and in a form reasonably acceptable to Parent and the Company (the “Certificate of Merger”).  The Merger shall become effective at the time of the filing of such Certificate of Merger with the Secretary of State of the State of Delaware or at such later time as may be specified in such Certificate of Merger with the consent of Parent and the Company (the time as of which the Merger becomes effective being referred to as the “Effective Time”).

1.4.        Certificate of Incorporation and Bylaws; Directors and Officers.  At the Effective Time:

(a)          the certificate of incorporation of the Surviving Corporation shall be amended and restated in its entirety to read identically to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation;

(b)          the certificate of incorporation of Parent shall be identical to the certificate of incorporation of Parent immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such certificate of incorporation provided, however, that at the Effective Time, Parent shall file one or more amendments to its Certificate of Incorporation (but only to the extent that the Required Parent Stockholder Reverse Split Vote or other required approval of the holders of Parent Common Stock has been obtained) to (i) effect the Reverse Split, (ii) to change the name of Parent to “PDS Biotechnology Corporation” and (iii) make such other changes as are mutually agreeable to Parent and the Company;

(c)          the bylaws of the Surviving Corporation shall be amended and restated in their entirety to read identically to the bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended as provided by the DGCL and such bylaws;

(d)          the directors and officers of Parent, each to hold office in accordance with the certificate of incorporation and bylaws of Parent, shall be as set forth in Section 5.14; and

(e)          the directors and officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, shall be the directors and officers of Parent as set forth in Section 5.14, after giving effect to the provisions of Section 5.14, or such other persons as shall be mutually agreed upon by Parent and the Company.

1.5.         Conversion of Shares.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company or Parent:

(i)          any shares of Company Capital Stock held as treasury stock or held or owned by the Company or Merger Sub immediately prior to the Effective Time shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(ii)         subject to Section 1.5(c), each share of Company Capital Stock outstanding immediately prior to the Effective Time (excluding shares to be canceled pursuant to Section 1.5(a)(i) and excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Merger Consideration”).

(b)          If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted stock purchase agreement or other similar agreement with the Company, then the shares of Parent Common Stock issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and such shares of Parent Common Stock shall accordingly be marked with appropriate legends.  The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, Parent is entitled to exercise any such repurchase option or other right set forth in any such restricted stock purchase agreement or other agreement in accordance with its terms.

(c)          No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued.  Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (after aggregating all fractional shares of Parent Common Stock issuable to such holder) shall, in lieu of such fraction of a share and upon surrender by such holder of a letter of transmittal in accordance with Section 1.7 and any accompanying documents as required therein, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest, determined by multiplying such fraction by the Parent Closing Price.

(d)          All Company Options outstanding immediately prior to the Effective Time shall be treated in accordance with Section 5.5.

(e)          All Company Warrants outstanding immediately prior to the Effective Time that are not exercised prior to the Effective Time shall be assumed by Parent; provided, however, that from and after the Effective Time, (i) such Company Warrants shall be exercisable into that number of shares of Parent Common Stock equal to (A) the Exchange Ratio multiplied by (B) the number of shares of Company Common Stock into which such Company Warrant is exercisable as of immediately prior to the Effective Time, (ii) the per share exercise price for the Parent Common Stock issuable upon exercise of each Company Warrant assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent and (iii) except as otherwise provided in such Company Warrant, the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged.

(f)          Each share of common stock, $0.0001 par value per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.0001 par value per share, of the Surviving Corporation.  Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(g)          If, between the date of this Agreement and the Effective Time, the outstanding shares of Company Capital Stock or Parent Common Stock shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split (including the Reverse Split), combination or exchange of shares or other like change, the Exchange Ratio shall, to the extent necessary, be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock and Parent Common Stock with the same economic effect as contemplated by this Agreement prior to such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change; provided, however, that nothing herein will be construed to permit the Company or Parent to take any action with respect to Company Capital Stock or Parent Common Stock, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

1.6.        Closing of the Company’s Transfer Books.  At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as stockholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time.  No further transfer of any such shares of Company Capital Stock shall be made on such stock transfer books after the Effective Time.  If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to the Exchange Agent or to the Surviving Corporation, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.7.

1.7.        Surrender of Certificates.

(a)          On or prior to the Closing Date, Parent and the Company shall agree upon and select a reputable bank, transfer agent or trust company to act as exchange agent in the Merger (the “Exchange Agent”).  At the Effective Time, Parent shall deposit with the Exchange Agent: (i) certificates or evidence of book-entry shares representing the Parent Common Stock issuable pursuant to Section 1.5(a) and (ii) cash sufficient to make payments in lieu of fractional shares in accordance with Section 1.5(c).  The Parent Common Stock and cash amounts so deposited with the Exchange Agent, together with any dividends or distributions received by the Exchange Agent with respect to such shares, are referred to collectively as the “Exchange Fund.”

(b)          Promptly after the Effective Time, the Parties shall cause the Exchange Agent to mail to the Persons who were record holders of shares of Company Capital Stock that were converted into the right to receive the Merger Consideration: (i) a letter of transmittal in customary form and containing such provisions as Parent may reasonably specify (including a provision confirming that delivery of Company Stock Certificates shall be effected, and risk of loss and title to Company Stock Certificates shall pass, only upon proper delivery of such Company Stock Certificates to the Exchange Agent); and (ii) instructions for effecting the surrender of Company Stock Certificates in exchange for shares of Parent Common Stock.  Upon surrender of a Company Stock Certificate to the Exchange Agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by the Exchange Agent or Parent: (A) the holder of such Company Stock Certificate shall be entitled to receive in exchange therefor a certificate or certificates or book-entry shares representing the Merger Consideration (in a number of whole shares of Parent Common Stock) that such holder has the right to receive pursuant to the provisions of Section 1.5(a) (and cash in lieu of any fractional share of Parent Common Stock pursuant to the provisions of Section 1.5(c)); and (B) the Company Stock Certificate so surrendered shall be canceled.  Until surrendered as contemplated by this Section 1.7(b), each Company Stock Certificate shall be deemed, from and after the Effective Time, to represent only the right to receive a certificate or certificates or book-entry shares of Parent Common Stock representing the Merger Consideration (and cash in lieu of any fractional share of Parent Common Stock).  If any Company Stock Certificate shall have been lost, stolen or destroyed, Parent may, in its discretion and as a condition precedent to the delivery of any shares of Parent Common Stock, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and agree to indemnify Parent against any claim suffered by Parent related to the lost, stolen or destroyed Company Stock Certificate or any Parent Common Stock issued in exchange therefor as Parent may reasonably request.  In the event of a transfer of ownership of a Company Stock Certificate that is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a Person other than the Person in whose name such Company Stock Certificate so surrendered is registered if such Company Stock Certificate shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment shall pay any transfer or other Taxes required by reason of the transfer or establish to the reasonable satisfaction of Parent that such Taxes have been paid or are not applicable.  The Merger Consideration and any dividends or other distributions as are payable pursuant to Section 1.7(c) shall be deemed to have been in full satisfaction of all rights pertaining to Company Capital Stock formerly represented by such Company Stock Certificates.

(c)          No dividends or other distributions declared or made with respect to Parent Common Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate with respect to the shares of Parent Common Stock that such holder has the right to receive in the Merger until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.7 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(d)          Any portion of the Exchange Fund that remains undistributed to holders of Company Stock Certificates as of the date that is one year after the Closing Date shall be delivered to Parent upon demand, and any holders of Company Stock Certificates who have not theretofore surrendered their Company Stock Certificates in accordance with this Section 1.7 shall thereafter look only to Parent for satisfaction of their claims for Parent Common Stock, cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock.

(e)          Each of the Exchange Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Stock Certificate such amounts as are required to be deducted or withheld from such consideration under the Code or under any other applicable Law.  To the extent such amounts are so deducted or withheld, and remitted to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f)          No party to this Agreement shall be liable to any holder of any Company Stock Certificate or to any other Person with respect to any shares of Parent Common Stock (or dividends or distributions with respect thereto) or for any cash amounts delivered to any public official pursuant to any applicable abandoned property Law, escheat Law or similar Law.

1.8.        Appraisal Rights.

(a)          Notwithstanding any provision of this Agreement to the contrary, shares of Company Capital Stock that are outstanding immediately prior to the Effective Time and which are held by stockholders who have exercised and perfected appraisal rights for such shares of Company Capital Stock in accordance with the DGCL (collectively, the “Dissenting Shares”) shall not be converted into or represent the right to receive the Merger Consideration described in Section 1.5 attributable to such Dissenting Shares.  Such stockholders shall be entitled to receive payment of the appraised value of such shares of Company Capital Stock held by them in accordance with the DGCL, unless and until such stockholders fail to perfect or effectively withdraw or otherwise lose their appraisal rights under the DGCL.  All Dissenting Shares held by stockholders who shall have failed to perfect or shall have effectively withdrawn or lost their right to appraisal of such shares of Company Capital Stock under the DGCL (whether occurring before, at or after the Effective Time) shall thereupon be deemed to be converted into and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without interest, attributable to such Dissenting Shares upon their surrender in the manner provided in Sections 1.5 and 1.7.

(b)          The Company shall give Parent prompt written notice of any demands by dissenting stockholders received by the Company, withdrawals of such demands and any other instruments served on the Company and any material correspondence received by the Company in connection with such demands, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands; provided that the Company shall have the right to participate in such negotiations and proceedings.  The Company shall not, except with Parent’s prior written consent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or approve any withdrawal of any such demands or agree to do any of the foregoing.

1.9.        Pro-Forma Capitalization.  The anticipated pro-forma capitalization of the Company immediately prior to the Effective Time (assuming the Effective Time occurs on February 28, 2019 and excluding any Permitted Bridge Financing) is set forth in Section 1.9 of the Company Disclosure Schedule. The pro-forma capitalization of Parent immediately following the Effective Time (assuming the Effective Time occurs on February 28, 2019) is set forth in Section 1.9 of the Parent Disclosure Schedule.

1.10.      Further Action.  If, at any time after the Effective Time, any further action is determined by the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

Section 2.            REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(i), except as set forth in the written disclosure schedule delivered by the Company to Parent (the “Company Disclosure Schedule”), the Company represents and warrants to Parent and Merger Sub as follows:

2.1.        Due Organization; Subsidiaries.

(a)          The Company is a corporation or duly incorporated or otherwise organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except in the case of the foregoing (i) and (ii), where the failure to have such power or authority would not reasonably be expected to be material to the Company, or prevent or materially delay the ability of the Company to consummate the Contemplated Transactions.

(b)          The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)          The Company has no Subsidiaries, nor does the Company own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity.  The Company is not, nor has it otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.  The Company has not agreed, nor is it obligated to make, nor is it bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.  The Company has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

2.2.        Organizational Documents.  The Company has delivered to Parent accurate and complete copies of the Organizational Documents of the Company.  The Company is not in material breach or violation of its Organizational Documents.

2.3.        Authority; Binding Nature of Agreement. The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions.  The Company Board has (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Contemplated Transactions and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of the Company vote to adopt this Agreement and thereby approve the Contemplated Transactions.  This Agreement has been duly executed and delivered by the Company and assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.  Prior to the execution of the Company Stockholder Support Agreements, the Company Board approved the Company Stockholder Support Agreements and the transactions contemplated thereby.

2.4.        Vote Required. The affirmative vote (or written consent) of the holders of a majority of the shares of Company Common Stock outstanding on the record date for the Company Stockholder Written Consent and entitled to vote thereon (the “Required Company Stockholder Vote”), is the only vote (or written consent) of the holders of any class or series of Company Capital Stock necessary to adopt and approve this Agreement and approve the Contemplated Transactions.

2.5.        Non-Contravention; Consents. Subject to obtaining the Required Company Stockholder Vote, the filing of the Certificate of Merger required by the DGCL and obtaining the Consents set forth on Section 2.5 of the Company Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by the Company, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)          contravene, conflict with or result in a violation of any of the provisions of the Company’s Organizational Documents;

(b)          contravene, conflict with or result in a violation of, or give any Governmental Body or, to the Knowledge of the Company, other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business;

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, or require any notice to or Consent by any Governmental Body, except as would not reasonably be expected to be material to the Company or its business;

(d)          contravene, conflict with or result in a violation or breach of, or result in a default or require any notice or Consent under, any provision of any Company Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Company Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Company Material Contract; (iii) accelerate the maturity or performance of any Company Material Contract; or (iv) cancel, terminate or modify any term of any Company Material Contract, except in each case as would not reasonably be expected to be material to the Company or its business; or

(e)          result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by the Company (except for Permitted Encumbrances).

The Company Board has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and the Company Stockholder Support Agreements and to the consummation of the Contemplated Transactions.  No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement, the Company Stockholder Support Agreements or any of the Contemplated Transactions.  The Company is not included within a “person” (as defined in 16 C.F.R. §801.1(a)(1)) that has one hundred and sixty eight million, eight hundred thousand dollars ($168,800,000) or more of total assets or annual net sales, in each case as determined in accordance with 16 C.F.R. §801.11.

2.6.        Capitalization.

(a)          The authorized Company Capital Stock as of the date of this Agreement consists of (i) 100,000,000 shares of Company Common Stock, par value $0.00001 per share, of which 10,518,521 shares have been issued and are outstanding as of the date of this Agreement, and (ii) 25,000,000 shares of preferred stock, par value $0.00001 per share (the “Company Preferred Stock”), none of which are issued or outstanding as of the date of this Agreement.  The Company does not hold any shares of its capital stock in its treasury.

(b)          All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.  Except as set forth in the Investor Agreements, none of the outstanding shares of Company Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Company Common Stock is subject to any right of first refusal in favor of the Company.  Except as contemplated herein and in the Investor Agreements, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Common Stock or Company Preferred Stock.  The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities.  Section 2.6(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Common Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable.

(c)          Except for the Company Stock Plans, the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.  As of the date of this Agreement, the Company has reserved 3,421,650 shares of Company Common Stock for issuance under the Company Stock Plans, of which 5,313 shares have been issued and are currently outstanding, 1,259,066 shares have been reserved for issuance upon exercise of Company Options granted under the Company Stock Plans, and, after giving effect to the expiration of the Company 2009 Stock Option Plan, 1,710,825 shares of Company Common Stock remain available for future issuance pursuant to the Company Stock Plans.

(d)          Section 2.6(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of shares of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of shares of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such Company Option expires; and (viii) whether such Company Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option.  The Company has made available to Parent an accurate and complete copy of the Company Stock Plans and all stock option agreements evidencing outstanding options granted thereunder.

(e)          Except for the Company Options or as set forth on Section 2.6(e) of the Company Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of the Company; or (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(f)          All outstanding shares of Company Common Stock, Company Options, Company Warrants and other securities of the Company have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

2.7.         Financial Statements.

(a)          Concurrently with the execution hereof, the Company has provided to Parent true and complete copies of (i) the Company’s audited balance sheets at December 31, 2017 and 2016, together with related audited statements of income, stockholders’ equity and cash flows, and notes thereto, of the Company for the fiscal years then ended and (ii) the Company Unaudited Interim Balance Sheet, together with the unaudited statements of income, stockholders’ equity and cash flows of the Company for the period reflected in the Company Unaudited Interim Balance Sheet (collectively, the “Company Financials”).  The Company Financials were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments, none of which are material) and fairly present, in all material respects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)          The Company maintains accurate books and records reflecting their assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis.  The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c)          Section 2.7(c) of the Company Disclosure Schedule lists, and the Company has delivered to Parent accurate and complete copies of the documentation creating or governing, all securitization transactions and “off-balance sheet arrangements” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) effected by the Company since January 1, 2016.

(d)          Since January 1, 2016, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof.  Since January 1, 2016, neither the Company nor its independent auditors have identified (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.8.        Absence of Changes.  Except as set forth on Section 2.8 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Balance Sheet and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of Parent pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.9.        Absence of Undisclosed Liabilities.  As of the date of this Agreement, the Company does not have any liability, indebtedness, obligation or expense of any kind, whether accrued, absolute, contingent, matured or unmatured (each a “Liability”), individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Balance Sheet; (b) Liabilities that have been incurred by the Company since the date of the Company Unaudited Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company, and (e) Liabilities listed in Section 2.9 of the Company Disclosure Schedule.

2.10.      Title to Assets.  The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all tangible assets reflected on the Company Unaudited Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of the Company as being owned by the Company.  All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.11.      Real Property; Leasehold.  The Company does not own nor has it ever owned any real property.  The Company has made available to Parent (a) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company, and (b) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect (assuming the due execution by the counterparty thereto), with no existing material default thereunder.  The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property.  In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.  The Company has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

2.12.      Intellectual Property.

(a)          The Company owns, or has the legal and valid right to use, as currently being used by the Company, all Company Owned IP Rights and Company Licensed IP Rights, and with respect to Company Owned IP Rights, has the right to bring actions for the infringement (including actions for both damages and injunctive relief) of such Company Owned IP Rights, in each case except for any failure to own, have such rights to use, or have such rights to bring actions for infringement that would not reasonably be expected to be material to the Company or its business.

(b)          Section 2.12(b) of the Company Disclosure Schedule sets forth an accurate, true and complete listing of all (i) Company Registered IP, and, specifying as to each such item, as applicable, the owner(s) of record (and, in the case of domain names, the registrar), the beneficial owner(s) (if different from the owner(s) of record), jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration, and (ii) material unregistered Trademarks included in the Company Owned IP Rights.  Each item of Company Registered IP is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Company Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to be material to the Company or its business.

(c)          Section 2.12(c) of the Company Disclosure Schedule accurately identifies (i) all Company Contracts pursuant to which Company Licensed IP Rights are licensed to the Company (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property non-exclusively licensed with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of the Company’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of services, equipment, reagents or other materials and (C) any immaterial confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to the Company are exclusive or non-exclusive.  For purposes of greater certainty, the term “license” in this Section 2.12(c) and in Section 2.12(d) includes any license, sublicense, covenant, non-assert, consent, release or waiver.  Except as set forth in Section 2.12(c) of the Company Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by the Company or any Person for the purchase, license, sublicense or use of any Company Licensed IP Rights.

(d)          Section 2.12(d) of the Company Disclosure Schedule accurately identifies all Company Contracts pursuant to which the Company has granted any license under, or any right (whether or not currently exercisable) or interest in, any Company Owned IP Rights or Company Exclusively Licensed IP Rights to any Person (other than any Company Owned IP Rights or Company Exclusively Licensed IP Rights non-exclusively licensed to suppliers or service providers for the sole purpose of enabling such suppliers or service providers to provide products and services for the Company’s benefit).

(e)          Except as set forth in Section 2.12(e) of the Company Disclosure Schedule, (i) the Company is not bound by, and no Company Owned IP Rights are subject to, any Company Contract containing any covenant or other provision, or any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation, that affects the validity or enforceability of such Company Owned IP Rights or limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company Owned IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted; and (ii) no Company Exclusively Licensed IP Rights are subject to any Company Contract containing any covenant or other provision, or, to the Actual Knowledge of the Company, any judicial, administrative or arbitral order, judgment, award, order, decree, injunction, settlement or stipulation that affects the validity or enforceability of such Company Exclusively Licensed IP Rights or limits or restricts the ability of the Company to use, exploit, assert, enforce, sell, transfer or dispose of any such Company Exclusively Licensed IP Rights anywhere in the world, in each case, in a manner that would materially limit the business of the Company as currently conducted or planned to be conducted.

(f)          Except as identified in Section 2.12(f) of the Company Disclosure Schedule, the Company is the sole and unrestricted legal and beneficial owner of all right, title, and interest to and in Company Owned IP Rights, in each case, free and clear of any Encumbrances (other than Permitted Encumbrances).

(g)          Each Person who is or was an employee or contractor of the Company and who is or was involved in the creation or development of any material Company Owned IP Rights has signed a valid, enforceable agreement containing a present-tense assignment of such Intellectual Property to the Company and confidentiality provisions protecting Proprietary Information and other confidential information of the Company.

(h)          No current or former stockholder, officer, director, or employee of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company Owned IP Rights.  To the Knowledge of the Company, no employee of the Company is (A) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (B) in breach of any Contract with any former employer or other Person concerning Company Owned IP Rights or confidentiality provisions protecting Proprietary Information and other confidential information comprising Company Owned IP Rights.

(i)          Except as identified in Section 2.12(i) of the Company Disclosure Schedule, no material Company Owned IP Rights or, to the Actual Knowledge of the Company, Company Exclusively Licensed IP Rights were developed, in whole or in part (A) pursuant to or in connection with the development of any professional, technical or industry standard, (B) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Company Owned IP Rights or, to the Actual Knowledge of the Company, Company Exclusively Licensed IP Rights to the rights of any Governmental Body, academic institution or other entity or (C) under any grants or other funding arrangements with third parties.  To the extent that any Company Owned IP Rights or Company Exclusively Licensed IP Rights are disclosed in Section 2.12(i) of the Company Disclosure Schedule, Section 2.12(i) of the Company Disclosure Schedule identifies each Company Contract that relates to such Company Owned IP Rights or Company Exclusively Licensed IP Rights.

(j)           The Company has taken all commercially reasonable and appropriate steps to protect and maintain the Company Owned IP Rights, including to preserve the confidentiality of all Proprietary Information that the Company holds, or purports to hold, as a material trade secret.

(k)          Except as set forth in Section 2.12(k) of the Company Disclosure Schedule, the Company has not assigned, sold or otherwise transferred (other than standard licenses or rights to use granted to customers, suppliers or service providers in the Ordinary Course of Business) any of the Company Owned IP Rights to any third party, and there exists no obligation by the Company to assign, sell or otherwise transfer any of the Company Owned IP Rights to any third party.

(l)           To the Knowledge of the Company, the Company Owned IP Rights are valid and enforceable and, to the Actual Knowledge of the Company, the Company Exclusively Licensed IP Rights are valid and enforceable.

(m)         The manufacture, marketing, license, sale or intended use of any product or technology currently licensed or sold, in each case, to a third party or actively under development by the Company does not violate any license or agreement between the Company and any third party, and to the Company’s Knowledge, the Company does not infringe, misappropriate, violate or conflict, nor, to the Company’s Knowledge, has the Company in the last two (2) years infringed, misappropriated, violated, or conflicted with any Intellectual Property right of any third party, which infringement, misappropriation, violation or conflict would reasonably be expected to be material to the Company or its business.  To the Knowledge of the Company with respect to Company Owned IP Rights, and to the Actual Knowledge of the Company in the case of the Company Exclusively Licensed IP Rights, no third party is infringing upon any Company Owned IP Rights or Company Exclusively Licensed IP Rights or violating any license or agreement between the Company and any third party.  The Company has not sent any written communication to or asserted or threatened in writing any action or claim against any Person involving or relating to any Company IP Rights.

(n)          There is no current or pending Legal Proceeding (including, opposition, interference, inter partes review, or other proceeding in any patent or other government office) contesting the validity, ownership or right to use, sell, license or disposal of any Company Owned IP Rights or, to the Actual Knowledge of the Company, Company Exclusively Licensed IP Rights, or any of the Company’s products or technologies, nor has the Company received any written notice asserting that (i) any Company IP Rights, or the Company’s right to use, sell, license or dispose of any Company IP Rights or products or technologies conflicts with, violates, infringes or misappropriates or will conflict with, violate, infringe or misappropriate the rights of any other Person or (ii) that a license under any other Person’s Intellectual Property is or may be required.

(o)          Except as set forth in the Contracts listed on Section 2.12(o) of the Company Disclosure Schedule and except for Company Contracts entered into in the Ordinary Course of Business, (i) the Company is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to the Company or its business, and (ii) the Company has not assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

(p)          There are no Contracts pursuant to which Company or any existing or future Affiliate of Company granted or is required to grant to any Person any rights under the Company IP Rights other than Company Owned IP Rights or Company Exclusively Licensed IP Rights as of the Closing Date.

2.13.      Agreements, Contracts and Commitments.

(a)          Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement other than any Company Benefit Plans (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)          each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(ii)         each Company Contract containing (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(iii)        each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(iv)        each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(v)          each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(vi)        each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $100,000 per twelve (12) month period pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of the Company; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by the Company; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(vii)       each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(viii)      each Company Contract with a labor union, labor organization, or similar Person;

(ix)        each Company Real Estate Lease;

(x)          each Company Contract with any Governmental Body;

(xi)        each Company Contract required to be listed on Section 2.12 of the Company Disclosure Schedule;

(xii)       each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company; or

(xiii)      any other Company Contract that is not terminable at will (with no penalty or payment) by the Company and (A) which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $25,000 in the aggregate for any twelve (12) month period, or obligations after the date of this Agreement in excess of $25,000 in the aggregate for any twelve (12) month period, or (B) that is material to the business or operations of the Company, taken as a whole.

(b)          The Company has delivered or made available to Parent accurate and complete copies of all Company Material Contracts, including all amendments thereto.  Except as set forth in Section 2.13(b) of the Company Disclosure Schedule, there are no Company Material Contracts that are not in written form.  Neither the Company nor to the Knowledge of the Company as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business.  As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.

2.14.      Compliance; Permits; Restrictions.

(a)          The Company is, and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws, including the Federal Food, Drug, and Cosmetic Act (“FDCA”), the Food and Drug Administration (“FDA”) regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by the FDA, the European Medicines Evaluation Agency (“EMEA”) or other comparable Governmental Body responsible for regulation of the development, clinical testing, manufacturing, sale, marketing, distribution and importation or exportation of drug products (the FDA, EMEA and each such other comparable Governmental Body, a “Drug Regulatory Agency”), except for any noncompliance, either individually or in the aggregate, which would not be material to the Company.  No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened in writing against the Company.  There is no agreement, judgment, injunction, order or decree binding upon the Company which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, any acquisition of material property by the Company or the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          The Company holds all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”).  Section 2.14(b) of the Company Disclosure Schedule identifies each Company Permit.  The Company is in material compliance with the terms of the Company Permits.  No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit.  The rights and benefits of each Company Permit will be available to the Surviving Corporation immediately after the Effective Time on terms substantially similar to those enjoyed by the Company as of the date of this Agreement and immediately prior to the Effective Time.

(c)          There are no proceedings pending or, to the Knowledge of the Company, threatened with respect to an alleged material violation by the Company of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d)          The Company holds all required Governmental Authorizations issuable by any Drug Regulatory Agency necessary or material to the conduct of the business of the Company as currently conducted, and, as applicable, the development, clinical testing, manufacturing, marketing, distribution and importation or exportation, as currently conducted, of any of its products or product candidates (collectively, the “Company Products”) (collectively, the “Company Regulatory Permits”) and no such Company Regulatory Permit has been (i) revoked, withdrawn, suspended, cancelled or terminated or (ii) modified in any adverse manner, other than immaterial adverse modifications.  The Company is in compliance in all material respects with the Company Regulatory Permits and has not received any written notice or other written communication, or to the Knowledge of the Company, any other communication from any Drug Regulatory Agency regarding (A) any material violation of or failure to comply materially with any term or requirement of any Company Regulatory Permit or (B) any revocation, withdrawal, suspension, cancellation, termination or material modification of any Company Regulatory Permit.  Except as set forth on Section 2.14(d) of the Company Disclosure Schedule, the Company has made available to Parent complete copies of the following (to the extent there are any): (x) copies of all investigational new drug applications (INDs) submitted to the FDA, and all supplements to and amendments of such INDs; new drug applications; adverse event reports; clinical study reports and material study data; inspection reports, notices of adverse findings, warning letters, filings and letters and other material written correspondence to and from any Drug Regulatory Agency; and (y) similar notices, letters, filings, correspondence and meeting minutes with any other Governmental Body. The Company has complied in all material respects with the ICH E9 Guidance for Industry: Statistical Principles for Clinical Trials in the management of the clinical data that have been presented by the Company.  To the Company’s Knowledge, there are no studies, tests or trials the results of which the Company believes reasonably call into question (i) the study, test or trial results of any Company Products, (ii) the efficacy or safety of any Company Products or (iii) any of the Company’s filings with any Governmental Body.

(e)          All clinical, pre-clinical and other studies and tests conducted by or on behalf of, or sponsored by, the Company, or in which the Company or its current products or product candidates, including the Company Products, have participated, were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and in compliance in all material respects with the applicable regulations of any applicable Drug Regulatory Agency and other applicable Law, including 21 C.F.R. Parts 50, 54, 56, 58 and 312.  No preclinical or clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion for safety or non-compliance reasons.  Since January 1, 2016, the Company has not received any notices, correspondence, or other communications from any Drug Regulatory Agency requiring, or to the Knowledge of the Company threatening to initiate, the termination or suspension of any clinical studies conducted by or on behalf of, or sponsored by, the Company or in which the Company or its current products or product candidates, including the Company Products, have participated.

(f)          The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  To the Knowledge of the Company, the Company has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or any comparable applicable Law of any other Drug Regulatory Agency.  Neither the Company nor, to the Knowledge of the Company, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law.  No debarment or exclusionary claims, actions, proceedings or investigations in respect of the Company’s business or products are pending or, to the Knowledge of the Company, threatened against the Company or, to the Knowledge of the Company any of its officers, employees or agents.

(g)          The Company has complied in all material respects with all Laws relating to patient, medical or individual health information, including the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations promulgated thereunder, all as amended from time to time (collectively “HIPAA”), including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time.  The Company has entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which the Company is a party or otherwise bound.  The Company has not received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information.  To the Company’s Knowledge, no successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws has occurred with respect to information maintained or transmitted to the Company or an agent or third party subject to a Business Associate Agreement with the Company.  The Company is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance in all material respects with the Standard Transaction Rule.  All capitalized terms in this Section 2.14(g) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

2.15.      Legal Proceedings; Orders.

(a)          As of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) to the Company’s Knowledge, any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)          Except as set forth in Section 2.15(b) of the Company Disclosure Schedule, since January 1, 2016, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)          There is no order, writ, injunction, judgment or decree to which the Company or any of the material assets owned or used by the Company is subject.  To the Knowledge of the Company, no officer or other Key Employee of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.16.      Tax Matters.

(a)          The Company has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law.  All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law.  No claim has ever been made by any Governmental Body in any jurisdiction where the Company does not file a particular Tax Return or pay a particular Tax that the Company is subject to taxation by that jurisdiction.

(b)          All income and other material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been fully paid.  Since the date of the Company Unaudited Interim Balance Sheet, the Company has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)          All Taxes that the Company is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)          There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company.

(e)          No deficiencies for income or other material Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing.  There are no pending or ongoing, and to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of the Company.  Neither the Company nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)          The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)          The Company is not party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h)          The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) of the Code (or any similar provision of state, local  or foreign Law).

(i)           The Company has never been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is the Company).  The Company has no Liability for any material Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j)           The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k)          The Company has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l)           The Company has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m)         The Company has not taken any action or has Knowledge of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 2.16, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, the Company.

2.17.      Employee and Labor Matters; Benefit Plans.

(a)          Section 2.17(a) of the Company Disclosure Schedule is a list of all material Company Benefit Plans, including, without limitation, each Company Benefit Plan that provides for retirement, change in control, non-qualified deferred compensation, incentive compensation, severance or retiree medical or retiree life insurance benefits.  “Company Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten), in any case, maintained, contributed to, or required to be contributed to, by the Company or any Company ERISA Affiliate for the benefit of any current or former employee, director, officer or consultant (that is a natural person) of the Company or under which the Company has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)          As applicable with respect to each material Company Benefit Plan, the Company has made available to Parent, true and complete copies of (i) each material Company Benefit Plan, including all amendments thereto, and in the case of an unwritten material Company Benefit Plan, a written description thereof, (ii) all current trust documents, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, in any case under this clause (vii), within the last three (3) years and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c)          Each Company Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)          The Company Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have each received a favorable determination, opinion or advisory letter from the IRS to the effect that such Company Benefit Plan is qualified under Section 401(a) of the Code, and nothing has occurred that would reasonably be expected to result in the loss of such qualification of such Company Benefit Plan.

(e)          Neither the Company nor any Company ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          There are no pending audits or investigations by any Governmental Body involving any Company Benefit Plan, and no pending nor, to the Knowledge of the Company, threatened claims (except for individual claims for benefits payable in the normal operation of the Company Benefit Plans), suits or proceedings involving any Company Benefit Plan, in any case, except as would not be reasonably expected to result in material liability to the Company.

(g)          No Company Benefit Plan provides death, medical, dental, vision or life insurance benefits beyond termination of service or retirement other than coverage mandated by Law and neither the Company nor any Company ERISA Affiliate has made a written or oral representation promising the same.

(h)          Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or consultant (who is a natural person) of the Company, (ii) increase any amount of compensation or benefits otherwise payable under any Company Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Benefit Plan or (iv) require any contribution or payment to fund any obligation under any Company Benefit Plan.

(i)           The exercise price of each Company Option was not less than the fair market value of one share of Company Common Stock as of the grant date of such Company Option.

(j)           No current or former employee, officer, director or independent contractor of the Company has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(k)          The Company does not maintain any Company Benefit Plan outside of the United States.

(l)           The Company is not a party to, bound by, nor has a duty to bargain under any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of the Company, purporting to represent or seeking to represent any employees of the Company, including through the filing of a petition for representation election.

(m)         The Company is, and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to the Company, with respect to employees of the Company, the Company since January 1, 2016: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).  There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened or reasonably anticipated against the Company with respect to, by, or on behalf of any employee, applicant for employment, consultant, employment agreement or Company Benefit Plan (other than routine claims for benefits).

(n)          Except as would not be reasonably likely to result in a material liability to the Company, with respect to each individual who currently renders services to the Company, the Company has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, the Company has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws.  The Company does not have any material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(o)          There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of the Company, any union organizing activity, against the Company.  No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout or any similar activity or dispute.

(p)          There is no Legal Proceeding, including any claim, unfair labor practice charge or complaint, labor dispute or grievance, pending or, to the Knowledge of the Company, threatened against the Company relating to labor, employment, employment practices, or terms and conditions of employment.

(q)          As of the date hereof, no Key Employee of the Company has submitted his or her resignation or, to the Knowledge of the Company, intends to resign.

2.18.      Environmental Matters. The Company is and since January 1, 2016 has complied with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business.  The Company has not received since January 1, 2016 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law.   No current or (during the time a prior property was leased by the Company) prior property leased by the Company has had a release of or exposure to Hazardous Substances in material violation of or as would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law.  No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the Contemplated Transactions. Prior to the date hereof, the Company has provided or otherwise made available to Parent true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of the Company with respect to any property leased by the Company.

2.19.      Insurance.  The Company has delivered or made available to Parent accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company.  Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2016, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.  The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so. This Section 2.19 does not apply to insurance under any Company Benefit Plan.

2.20.      No Brokers’ Fees.  Except as set forth on Section 2.20 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.21.      Disclosure.  The information supplied by the Company for inclusion in the Proxy Statement (including any of the Company Financials) will not, as of each of the date of the Proxy Statement and the date such information is prepared or presented, (i) contain any statement that is inaccurate or misleading with respect to any material facts, or (ii) omit to state any material fact necessary in order to make such information, in light of the circumstances under which such information will be provided, not false or misleading.

2.22.      Transactions with Affiliates.

(a)          Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since January 1, 2016, between, on one hand, the Company and, on the other hand, any (i) executive officer or director of the Company or any of such executive officer’s or director’s immediate family members, (ii) owner of more than five percent (5%) of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)          Section 2.22(b) of the Company Disclosure Schedule lists each stockholders agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights (collectively, the “Investor Agreements”).

2.23.      Anti-Bribery.  Neither the Company nor any of its directors, officers, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”).  To the Company’s Knowledge, the Company is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24.      Information Technology; Data Privacy.

(a)          The Company has taken commercially reasonable steps to ensure the continued operation of the material software and databases included in the Company Owned IP Rights, and all of its material computers and other information technology infrastructure and assets used in the business (collectively, the “IT Assets”), and to protect the security and confidentiality of its IT Assets and the material information and records stored on or accessed or transmitted using the IT Assets.  The IT Assets of the Company operate and perform in all material respects as is necessary and sufficient for the conduct of the business of the Company as currently conducted by them.  To the Company’s Knowledge, the IT Assets are free from malicious code and do not contain any bugs, errors, vulnerabilities or problems that, in each case, would be expected to materially adversely affect the operation or use of any such IT Assets in the business of the Company.  To the Company’s Knowledge, there has not been in the past three (3) years any material (i) unauthorized intrusions or breach of the security of the IT Assets, (ii) malfunction of the IT Assets or (iii) accidental or unauthorized access to, loss or misuse of Personal Data maintained by the Company.  The Company has implemented commercially reasonable backups and security measures to duplicate, store and protect its material information that is stored in electronic form or media.

(b)          The Company and, to the Knowledge of the Company, each of the Company’s Data Processors, is in compliance in all material respects with all applicable Data Privacy Requirements.  To the Company’s Knowledge, the Company is not under investigation by any Governmental Body for a material violation of applicable Laws relating to data privacy or security, nor has the Company received any written complaint or inquiry related to its data privacy or security practices.  The Company and, to the Knowledge of the Company, each of the Company’s Data Processors, has implemented and maintains commercially reasonable organizational, physical, administrative and technical measures substantially consistent with industry standards to protect the operation, confidentiality, integrity and security of all Personal Data or other sensitive business data against loss, theft, or unauthorized access, disclosure or use.  To the Company’s Knowledge, the Company has not experienced any security incident in which an unauthorized party accessed or acquired Personal Data or sensitive business data maintained by or on behalf of the Company.

2.25.      Disclaimer of Other Representations or Warranties.  Except as previously set forth in this Section 2 or in any certificate delivered by the Company to Parent and/or Merger Sub pursuant to this Agreement, the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 3.            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Subject to Section 10.13(i), except (i) as set forth in the written disclosure schedule delivered by Parent to the Company (the “Parent Disclosure Schedule”) or (ii) with respect to each of the representations and warranties set forth in this Section 3 other than those set forth in Section 3.6, Section 3.8, Section 3.10, Section 3.11, Section 3.17, Section 3.26 and the Parent Fundamental Representations, as disclosed in the Parent SEC Documents filed with the SEC prior to the date hereof and publicly available on the SEC’s Electronic Data Gathering Analysis and Retrieval system (but (A) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof and (B) excluding any disclosures contained under the heading “Risk Factors” and any disclosure of risks included in any “forward-looking statements” disclaimer or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature), Parent and Merger Sub represent and warrant to the Company as follows:

3.1.        Due Organization; Subsidiaries.

(a)          Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used, except in the case of the foregoing (i) and (ii), where the failure to have such power or authority would not reasonably be expected to be material to Parent, or prevent or materially delay the ability of Parent and Merger Sub to consummate the Contemplated Transactions.  Since the date of its incorporation, Merger Sub has not engaged in any activities other than activities incident to its formation or in connection with or as contemplated by this Agreement.

(b)          Parent is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Parent Material Adverse Effect.

(c)          Except for Merger Sub, Parent has no Subsidiaries, nor does Parent own any capital stock of, or any equity, ownership or profit sharing interest of any nature in, or controls directly or indirectly, any other Entity.  Parent is not, nor has it otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity.  Parent has not agreed, nor is it obligated to make, nor is it bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.  Parent has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

3.2.        Organizational Documents. Parent has made available to the Company accurate and complete copies of Parent’s and Merger Sub’s Organizational Documents.  Neither Parent nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.3.        Authority; Binding Nature of Agreement.  Each of Parent and Merger Sub has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement and to consummate the Contemplated Transactions.  The Parent Board (at meetings duly called and held) has (other than Brian Leuthner, who recused himself) (a) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Parent and its stockholders; (b) approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and the treatment of the Company Options pursuant to this Agreement; and (c) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholders of Parent vote to approve this Agreement and the Contemplated Transactions, including the issuance of shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement.  The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable, and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions.  This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.4.        Vote Required.  The affirmative vote of (i) a majority of the votes cast at the Parent Stockholders’ Meeting is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement (the “Required Parent Stockholder Merger Vote”) and (ii) a majority of the outstanding shares of Parent Common Stock is the only vote of the holders of any class or series of Parent’s capital stock necessary to approve the Reverse Split (the “Required Parent Stockholder Reverse Split Vote,” such vote, together with the Required Parent Stockholder Merger Vote, the “Required Parent Stockholder Vote”).

3.5.        Non-Contravention; Consents.  Subject to obtaining the Required Parent Stockholder Vote, the filing of the Certificate of Merger required by the DGCL, obtaining the Consents set forth on Section 3.5 of the Parent Disclosure Schedule, neither (x) the execution, delivery or performance of this Agreement by Parent or Merger Sub, nor (y) the consummation of the Contemplated Transactions, will directly or indirectly (with or without notice or lapse of time):

(a)          contravene, conflict with or result in a violation of any of the provisions of the Organizational Documents of Parent or Merger Sub;

(b)          contravene, conflict with or result in a violation of, or give any Governmental Body or other Person the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which Parent or Merger Sub, or any of the assets owned or used by Parent or Merger Sub, is subject, except as would not reasonably be expected to be material to Parent or its business;

(c)          contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by Parent, or require any notice to or Consent by any Governmental Body, except as would not reasonably be expected to be material to Parent or its business;

(d)          contravene, conflict with or result in a violation or breach of, or result in a default or require any notice or Consent under, any provision of any Parent Material Contract, or give any Person the right to: (i) declare a default or exercise any remedy under any Parent Material Contract; (ii) any material payment, rebate, chargeback, penalty or change in delivery schedule under any Parent Material Contract; (iii) accelerate the maturity or performance of any Parent Material Contract; or (iv) cancel, terminate or modify any term of any Parent Material Contract, except in each case as would not reasonably be expected to be material to Parent or its business; or

(e)          result in the imposition or creation of any Encumbrance upon or with respect to any asset owned or used by Parent (except for Permitted Encumbrances).

The Parent Board and the Merger Sub Board have taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 203 of the DGCL are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Contemplated Transactions.  No other state takeover statute or similar Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.  Parent is not included within a “person” (as defined in 16 C.F.R. § 801.1(a)(1)) that has one hundred and sixty eight million, eight hundred thousand dollars ($168,800,000) or more of total assets or annual net sales, in each case as determined in accordance with 16 C.F.R. § 801.11.

3.6.        Capitalization.

(a)          The authorized capital stock of Parent consists of (i) 75,000,000 shares of Parent Common Stock, par value $0.00033 per share, of which 31,328,128 shares have been issued and are outstanding as of October 25, 2018 (the “Capitalization Date”) and (ii) 5,000,000 shares of Preferred Stock, par value $0.00033 per share, of which no shares have been issued and are outstanding as of the Capitalization Date.  Parent does not hold any shares of its capital stock in its treasury.

(b)          All of the outstanding shares of Parent Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.  None of the outstanding shares of Parent Common Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding shares of Parent Common Stock is subject to any right of first refusal in favor of Parent.  Except as contemplated herein or as set forth on Section 3.6(b) of the Parent Disclosure Schedule, there is no Parent Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Parent Common Stock.  Except as set forth on Section 3.6(b) of the Parent Disclosure Schedule or any Parent Benefit Plan (excluding any Parent Benefit Plan or amendment or Board resolution with respect thereto adopted, approved or executed on or after October 1, 2018), Parent is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Parent Common Stock or other securities.

(c)          Except for the Parent Stock Plans, and except as set forth on Section 3.6(c) of the Parent Disclosure Schedule, Parent does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person.  As of the date of this Agreement, 7,481,106 shares have been reserved for issuance upon exercise of Parent Options granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, 601,394 shares have been reserved for issuance upon settlement of Parent RSUs granted under the Parent Stock Plans that are outstanding as of the date of this Agreement, and 333,190 shares remain available for future issuance pursuant to the Parent Stock Plans. Based on the assumptions set forth on Section 3.6(c) of the Parent Disclosure Schedule, not more than 13,824 shares (subject to equitable adjustment for stock splits and similar events) would be issued after the date of this Agreement under the Parent 401(k) Plan as matching contributions for the 2018 plan year.

(d)          Section 3.6(d) of the Parent Disclosure Schedule sets forth the following information with respect to each Parent Option and Parent RSU outstanding as of the date of this Agreement: (i) the name of the holder; (ii) the number of shares of Parent Common Stock subject to such Parent Option as of the date of this Agreement; (iii) the exercise price of such Parent Option; (iv) the date on which such Parent Option or Parent RSU was granted; (v) the date on which such Parent Option or Parent RSU expires; and (vi) whether such Parent Option is intended to constitute an “incentive stock option” (as defined in the Code) or a non-qualified stock option.

(e)          Except for the Parent Stock Plans, including the Parent Options and the Parent RSUs, and as otherwise set forth on Section 3.6(e) of the Parent Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock or other securities of Parent or any of its Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of Parent or any of its Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of capital stock or other securities of Parent or any of its Subsidiaries.  There are no outstanding or authorized stock appreciation, phantom stock, or other similar rights with respect to Parent or any of its Subsidiaries.

(f)          All outstanding shares of Parent Common Stock, Parent Options, Parent RSUs and other securities of Parent have been issued and granted in material compliance with (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

3.7.        SEC Filings; Financial Statements.

(a)          Parent has delivered or made available to the Company accurate and complete copies of all registration statements, proxy statements, Certifications (as defined below) and other statements, reports, schedules, forms and other documents filed by Parent with the SEC since January 1, 2016 (the “Parent SEC Documents”), other than such documents that can be obtained on the SEC’s website at www.sec.gov.  All material statements, reports, schedules, forms and other documents required to have been filed by Parent or its officers with the SEC have been so filed on a timely basis.  As of the time it was filed with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each of the Parent SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be) and, as of the time they were filed, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The certifications and statements required by (i) Rule 13a-14 under the Exchange Act and (ii) 18 U.S.C. §1350 (Section 906 of the Sarbanes-Oxley Act) relating to the Parent SEC Documents (collectively, the “Certifications”) are accurate and complete and comply as to form and content with all applicable Laws.  As used in this Section 3.7, the term “file” and variations thereof shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

(b)          The financial statements (including any related notes) contained or incorporated by reference in the Parent SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, except as permitted by Form 10-Q of the SEC, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the financial position of Parent as of the respective dates thereof and the results of operations and cash flows of Parent for the periods covered thereby.  Other than as expressly disclosed in the Parent SEC Documents filed prior to the date hereof, there has been no material change in Parent’s accounting methods or principles that would be required to be disclosed in Parent’s financial statements in accordance with GAAP.  The books of account and other financial records of Parent are true and complete in all material respects.

(c)          Except as set forth on Section 3.7(c) of the Parent Disclosure Schedule, Parent is in compliance in all material respects with the applicable current listing and governance rules and regulations of NASDAQ.

(d)          Parent maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the Parent Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on Parent’s financial statements.  Parent has evaluated the effectiveness of Parent’s internal control over financial reporting as of December 31, 2017, and, to the extent required by applicable Law, presented in any applicable Parent SEC Document that is a report on Form 10-K or Form 10-Q (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation.  Parent has disclosed, based on its most recent evaluation of internal control over financial reporting, to Parent’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure) (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.  Parent has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of Parent’s internal control over financial reporting.

(e)          Parent maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by Parent in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.8.        Absence of Undisclosed Liabilities. As of the date hereof, Parent does not have any Liability, individually or in the aggregate, of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the Parent Balance Sheet; (b) Liabilities that have been incurred by Parent since the date of the Parent Balance Sheet in the Ordinary Course of Business; (c)  Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Parent; and (e) Liabilities described in Section 3.8 of the Parent Disclosure Schedule.

3.9.        Real Property; Leasehold. Parent does not own, nor has it ever owned, any real property.  Parent has made available to the Company (a) an accurate and complete list of all real properties with respect to which Parent directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by Parent, and (b) copies of all leases under which any such real property is possessed (the “Parent Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder.  Parent’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and Parent has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property.  In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.  Parent has not received written notice from its landlords or any Governmental Body that: (i) relates to violations of building, zoning, safety or fire ordinances or regulations; (ii) claims any defect or deficiency with respect to any of such properties; or (iii) requests the performance of any repairs, alterations or other work to such properties.

3.10.      Intellectual Property.

(a)          Section 3.10(a) of the Parent Disclosure Schedule accurately identifies each Parent Contract pursuant to which Parent has granted any license to any material Parent Owned IP Rights or Parent Exclusively Licensed IP Rights (other than any Parent Owned IP Rights or Parent Exclusively Licensed IP Rights that have been non-exclusively licensed to suppliers or service providers for the purpose of enabling such suppliers or service providers to provide services for Parent’s benefit) (the “Parent IP Agreements”).  To the Knowledge of Parent, (i) the manufacture, marketing, license, sale or intended use of any product or technology currently licensed to a third party pursuant to the Parent IP Agreements, and (ii) the conduct of Parent’s business as currently conducted and as has in the last two (2) years been conducted does not and has not infringed or misappropriated any Intellectual Property right of any third party, in each of case (i) and (ii) above, which infringement or misappropriation would reasonably be expected to be material to Parent or its business, and Parent has not, since January 1, 2016, received any written notice of any such infringement, misappropriation or similar claim.

(b)          Section 3.10(b) of the Parent Disclosure Schedule accurately identifies (i) all Parent Contracts pursuant to which Parent Licensed IP Rights are licensed to Parent (other than (A) any non-customized software that (1) is so licensed solely in executable or object code form pursuant to a non-exclusive, internal use software license and other Intellectual Property nonexclusively licensed with such software and (2) is not incorporated into, or material to the development, manufacturing, or distribution of, any of Parent’s products or services, (B) any Intellectual Property licensed ancillary to the purchase or use of services, equipment, reagents or other materials and (C) any immaterial confidential information provided under confidentiality agreements), and (ii) whether the license or licenses granted to Parent are exclusive or nonexclusive.  For purposes of greater certainty, the term “license” in this Section 3.10(b) and in Section 3.10(a) includes any license, sublicense, covenant, non-assert, consent, release or waiver.  Except as set forth in Section 3.10(b) of the Parent Disclosure Schedule, there are no royalties, honoraria, fees or other payments payable by Parent or any Person for the purchase, license, sublicense or use of any Parent IP Rights.

(c)          To the Knowledge of Parent, with respect to Parent Owned IP Rights and to the Actual Knowledge of Parent with respect to Parent Exclusively Licensed IP Rights, no employee of Parent who is or was involved in the development of material Parent Owned IP Rights or Parent Exclusively Licensed IP Rights is or was (at the time of development) (i) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for Parent or (ii) in breach of any Contract with any former employer or other Person concerning Parent IP Rights purported to be owned by Parent or confidentiality provisions protecting Proprietary Information and other confidential information comprising Parent Owned IP Rights or Parent Exclusively Licensed IP Rights.

(d)          Except as identified in Section 3.10(d) of the Parent Disclosure Schedule, no material Parent Owned IP Rights or, to the Actual Knowledge of Parent, Parent Exclusively Licensed IP Rights were developed, in whole or in part (i) pursuant to or in connection with the development of any professional, technical or industry standard, (ii) under contract with or using the resources of any Governmental Body, academic institution or other entity that would subject any Parent Owned IP Rights or Parent Exclusively Licensed IP Rights to the rights of any Governmental Body, academic institution or other entity or (iii) under any grants or other funding arrangements with third parties.  To the extent that any Parent Owned IP Rights or Parent Exclusively Licensed IP Rights are disclosed in Section 3.10(d) of the Parent Disclosure Schedule, Section 3.10(d) of the Parent Disclosure Schedule identifies each Parent Contract that relates to such Parent Owned IP Rights or Parent Exclusively Licensed IP Rights.

(e)          Except as set forth in the Contracts listed on Section 3.10(e) of the Parent Disclosure Schedule and except for Parent Contracts entered into in the Ordinary Course of Business, (i) Parent is not bound by any Contract to indemnify, defend, hold harmless, or reimburse any other Person with respect to any Intellectual Property infringement, misappropriation, or similar claim, in each case, that would reasonably be expected to be material to Parent or its business, and (ii) Parent has not assumed, or agreed to discharge or otherwise take responsibility for, any existing or potential liability of another Person for infringement, misappropriation, or violation of any Intellectual Property right, which assumption, agreement or responsibility is material and remains in force as of the date of this Agreement.

(f)          There are no Contracts pursuant to which Parent or any existing or future Affiliate of Parent granted or is required to grant to any Person any rights under the Intellectual Property of Parent other than Intellectual Property owned or controlled by Parent as of the Closing Date.

(g)          Section 3.10(g) of the Parent Disclosure Schedule sets forth, as of the date specified thereon, an accurate, true and complete listing of all Patents included in the Parent Registered IP, and, specifying as to each such item, as applicable, jurisdiction of application and/or registration, the application and/or registration number, the date of application and/or registration, and the status of application and/or registration.  Except as otherwise indicated on Section 3.10(g) of the Parent Disclosure Schedule, Parent is the owner of record and beneficial owner of all Parent Registered IP.  Each item of Parent Registered IP required to be listed on Section 3.10(g) of the Parent Disclosure Schedule is and at all times has been filed and maintained in compliance in all material respects with all applicable Law and all filings, payments, and other actions required to be made or taken to maintain such item of Parent Registered IP in full force and effect have been made by the applicable deadline, except for any failure to perform any of the foregoing, individually or collectively, that would not reasonably be expected to be material to Parent or its business.  There are no (and as of the Closing there will be no) ongoing payment or other financial obligations to any third party with respect to any Parent Registered IP required to be listed on Section 3.10(g) of the Parent Disclosure Schedule that is jointly owned by Parent and any third party.

3.11.       Agreements, Contracts and Commitments.  Section 3.11 of the Parent Disclosure Schedule identifies each Parent Contract that is in effect as of the date of this Agreement (other than any Parent Benefit Plan) and is:

(a)          a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(b)          a Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(c)          a Contract containing (A) any covenant limiting the freedom of Parent to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(d)          a Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $100,000 pursuant to its express terms and not cancelable without penalty;

(e)          a Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(f)          a Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of Parent or any loans or debt obligations with officers or directors of Parent;

(g)          a Contract requiring payment by or to Parent after the date of this Agreement in excess of $100,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any agreement involving provision of services or products with respect to any pre-clinical or clinical development activities of Parent; (C) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which Parent has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which Parent has continuing obligations to develop any Intellectual Property that will not be owned, in whole or in part, by Parent; or (D) any Contract to license any third party to manufacture or produce any product, service or technology of Parent or any Contract to sell, distribute or commercialize any products or service of Parent, in each case, except for Contracts entered into in the Ordinary Course of Business;

(h)          a Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to Parent in connection with the Contemplated Transactions;

(i)           a Contract with a labor union, labor organization, or similar Person;

(j)           a Parent Real Estate Lease;

(k)          a Contract with any Governmental Body;

(l)           a Parent IP Agreement or other Contract required to be disclosed on Section 3.10 of the Parent Disclosure Schedule;

(m)         a Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of Parent; or

(n)          any other Contract that is not terminable at will (with no penalty or payment) by Parent and (A) which involves payment or receipt by Parent after the date of this Agreement under any such agreement, contract or commitment of more than $100,000 in the aggregate, or obligations after the date of this Agreement in excess of $100,000 in the aggregate, or (B) that is material to the business or operations of Parent.

Parent has delivered or made available to the Company accurate and complete copies of all Contracts to which Parent is a party or by which it is bound of the type described in the foregoing clauses (a)-(m) (any such Contract, a “Parent Material Contract”).  There are no Parent Material Contracts that are not in written form.  Parent has not nor, to Parent’s Knowledge, as of the date of this Agreement, has any other party to a Parent Material Contract, breached, violated or defaulted under, or received written notice that it breached, violated or defaulted under, any of the terms or conditions of any Parent Material Contract in such manner as would permit any other party to cancel or terminate any such Parent Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to Parent or its business.  As to Parent, as of the date of this Agreement, each Parent Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions.  No Person is renegotiating, or has a right pursuant to the terms of any Parent Material Contract to change, any material amount paid or payable to Parent under any Parent Material Contract or any other material term or provision of any Parent Material Contract.

3.12.      Compliance; Permits.

(a)          Parent is, and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws, including the FDCA, the FDA regulations adopted thereunder, the Controlled Substance Act and any other similar Law administered or promulgated by any Drug Regulatory Agency, except for any noncompliance, either individually or in the aggregate, which would not be material to Parent.  No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of Parent, threatened in writing against Parent.  There is no agreement, judgment, injunction, order or decree binding upon Parent which (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent, any acquisition of material property by Parent or the conduct of business by Parent as currently conducted, (ii) is reasonably likely to have an adverse effect on Parent’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          Parent holds all required Governmental Authorizations which are material to the operation of the business of Parent as currently conducted (the “Parent Permits”).  Section 3.12(b) of the Parent Disclosure Schedule identifies each Parent Permit.  Parent is in material compliance with the terms of the Parent Permits.  No Legal Proceeding is pending or, to the Knowledge of Parent, threatened, which seeks to revoke, limit, suspend, or materially modify any Parent Permit.

(c)          There are no proceedings pending or, to the Knowledge of Parent, threatened with respect to an alleged material violation by Parent of the FDCA, FDA regulations adopted thereunder, the Controlled Substance Act or any other similar Law administered or promulgated by any Drug Regulatory Agency.

(d)          Parent is not the subject of any pending or, to the Knowledge of Parent, threatened investigation in respect of its business or products by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.  To the Knowledge of Parent, Parent has not committed any acts, made any statement, or failed to make any statement, in each case in respect of its business or products that would violate the FDA’s “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy, and any amendments thereto or any comparable applicable Law of any other Drug Regulatory Agency.  Neither Parent nor, to the Knowledge of Parent, any of its officers, employees or agents has been convicted of any crime or engaged in any conduct that would result in a debarment or exclusion (i) under 21 U.S.C. Section 335a or (ii) any similar applicable Law.  No debarment or exclusionary claims, actions, proceedings or investigations in respect of Parent’s business or products are pending or, to the Knowledge of Parent, threatened against Parent or, to the Knowledge of Parent any of its officers, employees or agents.

(e)          Parent has complied in all material respects with all Laws relating to patient, medical or individual health information, including HIPAA, including the standards for the privacy of Individually Identifiable Health Information at 45 C.F.R. Parts 160 and 164, Subparts A and E, the standards for the protection of Electronic Protected Health Information set forth at 45 C.F.R. Part 160 and 45 C.F.R. Part 164, Subpart A and Subpart C, the standards for transactions and code sets used in electronic transactions at 45 C.F.R. Part 160, Subpart A and Part 162, and the standards for Breach Notification for Unsecured Protected Health Information at 45 C.F.R. Part 164, Subpart D, all as amended from time to time.  Parent has entered into, where required, and are in compliance in all material respects with the terms of all Business Associate (as defined in HIPAA) agreements to which Parent is a party or otherwise bound.  Parent has created and maintained written policies and procedures to protect the privacy of all protected health information, provide training to all employees and agents as required under HIPAA, and has implemented security procedures, including physical, technical and administrative safeguards, to protect all personal information and Protected Health Information stored or transmitted in electronic form.  Parent has not received written notice from the Office for Civil Rights for the U.S. Department of Health and Human Services or any other Governmental Body of any allegation regarding its failure to comply with HIPAA or any other state law or regulation applicable to the protection of individually identifiable health information or personally identifiable information.  To Parent’s Knowledge, no successful Security Incident, Breach of Unsecured Protected Health Information or breach of personally identifiable information under applicable state or federal laws has occurred with respect to information maintained or transmitted to Parent or an agent or third party subject to a Business Associate Agreement with Parent.  Parent is currently submitting, receiving and handling or is capable of submitting receiving and handling transactions in accordance in all material respects with the Standard Transaction Rule.  All capitalized terms in this Section 3.12(e) not otherwise defined in this Agreement shall have the meanings set forth under HIPAA.

3.13.      Legal Proceedings; Orders.

(a)          Except as set forth in Section 3.13(a) of the Parent Disclosure Schedule, as of the date of this Agreement, there is no material pending Legal Proceeding and, to the Knowledge of Parent, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) Parent, (B) to Parent’s Knowledge, any current or former employee, independent contractor, officer or director of Parent (in his or her capacity as such) or (C) any of the material assets owned or used by Parent; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)          Except as set forth in Section 3.13(b) of the Parent Disclosure Schedule, since January 1, 2016, no Legal Proceeding has been pending against Parent that resulted in material liability to Parent.

(c)          There is no order, writ, injunction, judgment or decree to which Parent, or any of the material assets owned or used by Parent, is subject.  To the Knowledge of Parent, no officer or other Key Employee of Parent is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of Parent or to any material assets owned or used by Parent.

3.14.      Tax Matters.

(a)          Parent has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law.  All such Tax Returns are correct and complete in all material respects and have been prepared in compliance with all applicable Law.  No claim has ever been made by any Governmental Body in any jurisdiction where Parent does not file a particular Tax Return or pay a particular Tax that Parent is subject to taxation by that jurisdiction.

(b)          All income and other material Taxes due and owing by Parent on or before the date hereof (whether or not shown on any Tax Return) have been fully paid.  Since the Parent Balance Sheet Date, Parent has not incurred any material Liability for Taxes outside the Ordinary Course of Business.

(c)          All Taxes that Parent is or was required by Law to withhold or collect have been duly and timely withheld or collected in all material respects on behalf of its respective employees, independent contractors, stockholders, or other third parties and, have been timely paid to the proper Governmental Body or other Person or properly set aside in accounts for this purpose.

(d)          There are no Encumbrances for material Taxes (other than Taxes not yet due and payable) upon any of the assets of Parent.

(e)          No deficiencies for income or other material Taxes with respect to Parent have been claimed, proposed or assessed by any Governmental Body in writing.  There are no pending or ongoing, and to the Knowledge of Parent, threatened audits, assessments or other actions for or relating to any liability in respect of a material amount of Taxes of Parent.  Neither Parent nor any of its predecessors has waived any statute of limitations in respect of any income or other material Taxes or agreed to any extension of time with respect to any income or other material Tax assessment or deficiency.

(f)          Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(g)          Parent is not a party to any Tax allocation agreement, Tax sharing agreement, Tax indemnity agreement, or similar agreement or arrangement, other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes.

(h)          Parent will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for Tax purposes; (ii) use of an improper method of accounting for a Tax period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Law) executed on or prior to the Closing Date; (iv) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vii) election under Section 108(i) (or any similar provision of state, local or foreign Law).

(i)          Parent has never been a member of a consolidated, combined or unitary Tax group (other than such a group the common parent of which is Parent).  Parent has no Liability for any material Taxes of any Person (other than Parent) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), or as a transferee or successor.

(j)          Parent has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code (or any similar provisions of state, local or foreign Law).

(k)          Parent has never had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

(l)           Parent has not participated in or been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” that is required to be reported to the IRS pursuant to Section 6011 of the Code and applicable Treasury Regulations thereunder.

(m)         Parent has not taken any action or knows of any fact that would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment.

For purposes of this Section 3.14, each reference to Parent shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, Parent.

3.15.      Employee and Labor Matters; Benefit Plans.

(a)          Section 3.15(a) of the Parent Disclosure Schedule is a list of all material Parent Benefit Plans, including, without limitation, each Parent Benefit Plan that provides for retirement, change in control, non-qualified deferred compensation, incentive compensation, severance or retiree medical or retiree life insurance benefits.  “Parent Benefit Plan” means each (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment, consulting, severance, change-of-control, retention, health, life, disability, time off, holiday, welfare and fringe benefit plan, program, contract, or arrangement (whether written or unwritten), in any case, maintained, contributed to, or required to be contributed to, by Parent or any Parent ERISA Affiliate for the benefit of any current or former employee, director, officer or consultant (that is a natural person) of Parent or under which Parent has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)          As applicable with respect to each material Parent Benefit Plan, Parent has made available to the Company, true and complete copies of (i) each material Parent Benefit Plan, including all amendments thereto, and in the case of an unwritten material Parent Benefit Plan, a written description thereof, (ii) all current trust documents, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) the most recent IRS determination, opinion or advisory letter, (vi) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (vii) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, in any case under this clause (vii), within the last three years and (viii) all policies and procedures established to comply with the privacy and security rules of HIPAA.

(c)          Each Parent Benefit Plan has been maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreements and the applicable provisions of ERISA, the Code and all other Laws.

(d)          The Parent Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have each received a favorable determination, opinion or advisory letter from the IRS to the effect that such Parent Benefit Plan is qualified under Section 401(a) of the Code, and nothing has occurred that would reasonably be expected to result in the loss of the qualification of such Parent Benefit Plan.

(e)          Neither Parent nor any Parent ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to, (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          There are no pending audits or investigations by any Governmental Body involving any Parent Benefit Plan, and no pending nor, to the Knowledge of Parent, threatened claims (except for individual claims for benefits payable in the normal operation of the Parent Benefit Plans), suits or proceedings involving any Parent Benefit Plan, in any case, except as would not be reasonably expected to result in material liability to Parent.

(g)          No Parent Benefit Plan provides death, medical, dental, vision or life insurance benefits beyond termination of service or retirement other than coverage mandated by Law and neither Parent nor any Parent ERISA Affiliate has made a written or oral representation promising the same.

(h)          Neither the execution of, nor the performance of the transactions contemplated by, this Agreement will either alone or in connection with any other event(s) (i) result in any payment becoming due to any current or former employee, director, officer, or consultant (who is a natural person) of Parent, (ii) increase any amount of compensation or benefits otherwise payable under any Parent Benefit Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Parent Benefit Plan or (iv) require any contribution or payment to fund any obligation under any Parent Benefit Plan.

(i)          The exercise price of each Parent Option is not, never has been and can never be less than the fair market value of one share of Parent Common Stock as of the grant date of such Parent Option.

(j)          No current or former employee, officer, director or independent contractor of Parent has any “gross up” agreements or other assurance of reimbursement for any Taxes imposed under Code Section 409A or Code Section 4999.

(k)          Parent does not maintain any Parent Benefit Plan outside of the United States.

(l)          Parent is not a party to, bound by, nor has a duty to bargain under any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and there is no labor union, labor organization, or similar Person representing or, to the Knowledge of Parent, purporting to represent or seeking to represent any employees of Parent, including through the filing of a petition for representation election.

(m)          Parent is, and since January 1, 2016 has been, in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, and terms and conditions of employment, including worker classification, tax withholding, prohibited discrimination and retaliation, equal employment opportunities, harassment, fair employment practices, meal and rest periods, immigration, employee safety and health, wages (including overtime wages), unemployment and workers’ compensation, leaves of absence, and hours of work. Except as would not be reasonably likely to result in a material liability to Parent, with respect to employees of Parent, Parent, since January 1, 2016: (i) has withheld and reported all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments, benefits, or compensation to employees, (ii) is not liable for any arrears of wages (including overtime wages), severance pay or any Taxes or any penalty for failure to comply with any of the foregoing, and (iii) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Body, with respect to unemployment compensation benefits, disability, social security or other benefits or obligations for employees (other than routine payments to be made in the Ordinary Course of Business).  There are no Legal Proceedings pending or, to the Knowledge of Parent, threatened or reasonably anticipated against Parent with respect to, by, or on behalf of any employee, applicant for employment, consultant, employment agreement or Parent Benefit Plan (other than routine claims for benefits).

(n)          Except as would not be reasonably likely to result in a material liability to Parent, with respect to each individual who currently renders services to Parent, Parent has accurately classified each such individual as an employee, independent contractor, or otherwise under all applicable Laws and, for each individual classified as an employee, Parent has accurately classified him or her as overtime eligible or overtime ineligible under all applicable Laws.  Parent has no material liability with respect to any misclassification of: (i) any Person as an independent contractor rather than as an employee, (ii) any employee leased from another employer, or (iii) any employee currently or formerly classified as exempt from overtime wages.

(o)          There is not and has not been in the past three (3) years, nor is there or has there been in the past three (3) years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of Parent, any union organizing activity, against Parent.  No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, or any similar activity or dispute.

(p)          There is no Legal Proceeding, including any claim, unfair labor practice charge or complaint, labor dispute or grievance, pending or, to the Knowledge of Parent, threatened against Parent relating to labor, employment, employment practices, or terms and conditions of employment.

(q)          As of the date hereof, no Key Employee of Parent has submitted his or her resignation or, to the Knowledge of Parent, intends to resign.

3.16.      Environmental Matters. Parent is and since January 1, 2016 has complied with all applicable Environmental Laws, which compliance includes the possession by Parent of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to Parent or its business.  Parent has not received since January 1, 2016 (or prior to that time, which is pending and unresolved), any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that Parent is not in compliance with or has liability pursuant to any Environmental Law.   No current or (during the time a prior property was leased by Parent) prior property leased by Parent has had a release of or exposure to Hazardous Substances in material violation of or as would reasonably be expected to result in any material liability of Parent pursuant to Environmental Law.  No consent, approval or Governmental Authorization of or registration or filing with any Governmental Body is required by Environmental Laws in connection with the execution and delivery of this Agreement or the consummation of Contemplated Transactions. Prior to the date hereof, Parent has provided or otherwise made available to the Company true and correct copies of all material environmental reports, assessments, studies and audits in the possession or control of Parent with respect to any property leased by Parent.

3.17.      Insurance.

(a)          Parent has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of Parent.  Each of such insurance policies is in full force and effect and Parent is in compliance in all material respects with the terms thereof.  Other than customary end of policy notifications from insurance carriers, since January 1, 2016, Parent has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy.  Parent has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against Parent for which Parent has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed Parent of its intent to do so.  This Section 3.17 does not apply to insurance under any Parent Benefit Plan.

(b)          Section 3.17(b) of the Parent Disclosure Schedule accurately sets forth (i) the insurance policies providing coverage with respect to any Liabilities arising under the matters disclosed on Section 3.13 of the Parent Disclosure Schedule (the “Identified Claim”) and identifies the order of recovery against such policies, and (ii) the coverage amount, deductible and claim limits applicable to the Identified Claim.  All material Liabilities of Parent arising with respect to or in connection with the Identified Claim are covered by such insurance policies, subject to the deductible set forth on Section 3.17(b) of the Parent Disclosure Schedule.

3.18.      Transactions with Affiliates.  Except as set forth in the Parent SEC Documents filed prior to the date of this Agreement, since January 1, 2016, no event has occurred that would be required to be reported by Parent pursuant to Item 404 of Regulation S‑K.

3.19.      No Brokers’ Fees .  Except as set forth on Section 3.19 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Parent.

3.20.      Valid Issuance.  The Parent Common Stock to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.21.      Opinion of Financial Advisor.  The Parent Board has received an opinion of Piper Jaffray & Co. to the effect that, as of the date of such opinion and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration to be paid by Parent is fair, from a financial point of view, to Parent.

3.22.      Title to Assets.  Parent owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it, including: (a) all assets reflected on the Parent Balance Sheet; and (b) all other assets reflected in the books and records of Parent as being owned Parent.  All of such assets are owned or, in the case of leased assets, leased by Parent free and clear of any Encumbrances, other than Permitted Encumbrances.

3.23.      Absence of Changes.  Except as set forth on Section 3.22 of the Parent Disclosure Schedule or as disclosed in the Parent SEC Documents, between the date of the Parent Balance Sheet and the date of this Agreement, Parent has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Parent Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.24.      Anti-Bribery.  Neither Parent nor any of its directors, officers, employees or, to Parent’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of any Ant-Bribery Laws.  To Parent’s Knowledge, Parent is not and has not been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.25.      Information Technology; Data Privacy.

(a)          Parent has taken commercially reasonable steps to ensure the continued operation of the material software and databases included in the Parent Owned IP Rights, and all of its material computers and other information technology infrastructure and assets used in the business (collectively, the “Parent IT Assets”), and to protect the security and confidentiality of the Parent IT Assets and the material information and records stored on or accessed or transmitted using the Parent IT Assets.  The Parent IT Assets operate and perform in all material respects as is necessary and sufficient for the conduct of the business of Parent as currently conducted by it.  To Parent’s Knowledge, the Parent IT Assets are free from malicious code and do not contain any bugs, errors, vulnerabilities or problems that, in each case, would be expected to materially adversely affect the operation or use of any such Parent IT Assets in the business of Parent.  To Parent’s Knowledge, there has not been in the past three (3) years any material (i) unauthorized intrusions or breach of the security of the Parent IT Assets, (ii) malfunction of the Parent IT Assets or (iii) accidental or unauthorized access to, loss or misuse of Personal Data maintained by Parent.  Parent has implemented commercially reasonable backups and security measures to duplicate, store and protect its material information that is stored in electronic form or media.

(b)          Parent and, to the Knowledge of Parent, each of Parent’s Data Processors, is in compliance in all material respects with all applicable Data Privacy Requirements.  To Parent’s Knowledge, Parent is not under investigation by any Governmental Body for a material violation of applicable Laws relating to data privacy or security, nor has Parent received any written complaint or inquiry related to its data privacy or security practices.  Parent and, to the Knowledge of Parent, each of Parent’s Data Processors, has implemented and maintains commercially reasonable organizational, physical, administrative and technical measures substantially consistent with industry standards to protect the operation, confidentiality, integrity and security of all Personal Data or other sensitive business data against loss, theft, or unauthorized access, disclosure or use.  To Parent’s Knowledge, Parent has not experienced any security incident in which an unauthorized party accessed or acquired Personal Data or sensitive business data maintained by or on behalf of Parent.

3.26.      Contract Termination Fees; Severance.  Section 3.26 of the Parent Disclosure Schedule accurately sets forth (i) all fees, expenses or other amounts payable upon termination of any Parent Material Contract (the “Parent Contract Termination Payments”) and (ii) the dollar amount of all severance obligations payable to current and former employees of Parent (including the dollar amount of any ongoing benefits paid to or on behalf of such employees, but excluding any acceleration of any equity awards) (the “Parent Severance Payments”).  Except as set forth on Sections 3.26(i) and (ii) of the Parent Disclosure Schedule, all Parent Material Contracts are terminable by Parent upon less than sixty (60) days’ notice with no payment due thereunder except for amounts accrued for services provided in the Ordinary Course of Business under such Parent Material Contract and, with respect to amounts accrued as of the Closing, included in the Parent Net Cash calculation.

3.27.      Disclaimer of Other Representations or Warranties.  Except as previously set forth in this Section 3 or in any certificate delivered by Parent or Merger Sub to the Company pursuant to this Agreement, neither Parent nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

Section 4.            CERTAIN COVENANTS OF THE PARTIES

4.1.        Operation of Parent’s Business.

(a)          Except as set forth on Section 4.1(a) of the Parent Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing(which consent shall not be unreasonably withheld, delayed or conditioned), during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): Parent shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Parent Material Contracts.

(b)          Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the Parent Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, Parent shall not:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except in connection with the payment of the exercise price (but not for withholding Taxes except in respect of obligations that existed prior to October 1, 2018 or are set forth on Section 3.6(b) of the Parent Disclosure Schedule) incurred upon the exercise, settlement or vesting of any award granted under any Parent Stock Plans);

(ii)         sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of Parent (except for Parent Common Stock issued upon the valid exercise or settlement of outstanding Parent Options or Parent RSUs); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of Parent;

(iii)        except to the extent required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect any stock split or reverse stock split;

(iv)        effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(v)          form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(vi)         (A) lend money to any Person (except for advancement of expenses to employees, directors or consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of the budgeted capital expenditure and commitment amounts set forth in the Parent operating budget delivered to the Company concurrently with the execution of this Agreement set forth on Section 4.1(b)(vi) of the Parent Disclosure Schedule (the “Parent Budget”);

(vii)       (A) except to the extent required by applicable Law, adopt, terminate, establish or enter into any Parent Benefit Plan; (B) except to the extent required by applicable Law, cause or permit any Parent Benefit Plan to be amended; (C) increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate (other than for cause) or give notice of termination (other than for cause) to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $25,000 per year;

(viii)       recognize any labor union, labor organization, or similar Person;

(ix)        enter into any material transaction other than in the Ordinary Course of Business;

(x)          acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)         make, change or revoke any Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any accounting method in respect of Taxes;

(xii)       except as contemplated by this Agreement, enter into, materially amend or terminate any Parent Material Contract, or any Contract that would be a Parent Material Contract if executed on or prior to the date hereof;

(xiii)      except as otherwise set forth in the Parent Budget, make any expenditures, incur any Liabilities or discharge or satisfy any Liabilities, in each case, in amounts that exceed the aggregate amount of the Parent Budget by $300,000;

(xiv)      other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xv)        initiate any Legal Proceeding other than (A) for the routine collection of bills, (B) in such cases where Parent in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of Parent’s business, provided that Parent consults with the Company prior to the initiation of such Legal Proceeding or (C) for any claim related to or arising out of, or in respect of any breach of this Agreement;

(xvi)       settle any Legal Proceeding; or

(xvii)     agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of Parent prior to the Effective Time.  Prior to the Effective Time, Parent shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2.        Operation of the Company’s Business.

(a)          Except as set forth on Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), during the Pre-Closing Period: the Company shall conduct its business and operations in the Ordinary Course of Business and in compliance with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b)          Except (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) as required by applicable Law or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company shall not do any of the following:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of capital stock; or repurchase, redeem or otherwise reacquire any shares of its capital stock or other securities (except for shares of Company Common Stock from terminated employees, directors or consultants of the Company);

(ii)          other than as contemplated by a Permitted Bridge Financing or Permitted Post-Measurement Date Financing, sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any capital stock or other security of the Company (except for shares of outstanding Company Common Stock issued upon the valid exercise of outstanding Company Options or Company Warrants); (B) any option, warrant or right to acquire any capital stock or any other security; or (C) any instrument convertible into or exchangeable for any capital stock or other security of the Company;

(iii)        except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)        form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture with any other Entity;

(v)          (A) lend money to any Person (except for advancement of expenses to employees, directors or consultants in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money (other than a Permitted Bridge Financing or Permitted Post-Measurement Date Financing), (C) guarantee any debt securities of others, or (D) make any capital expenditure or commitment in excess of $100,000;

(vi)         (A) except to the extent required by applicable Law, adopt, terminate, establish or enter into any Company Benefit Plan; (B) except to the extent required by applicable Law, cause or permit any Company Benefit Plan to be amended in any material respect; (C) increase the amount of the wages, salary, commissions, benefits or other compensation or remuneration payable to, any of its directors, officers or employees, other than increases in base salary and annual cash bonus opportunities and payments made in the Ordinary Course of Business; (D) increase the severance or change of control benefits offered to any current or new employees, directors or consultants or (E) hire, terminate (other than for cause) or give notice of termination (other than for cause) to any (x) officer or (y) employee whose annual base salary is or is expected to be more than $125,000 per year;

(vii)       recognize any labor union, labor organization, or similar Person;

(viii)      enter into any material transaction other than in the Ordinary Course of Business or as contemplated by a Permitted Bridge Financing or Permitted Post-Measurement Date Financing;

(ix)        acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(x)          sell, assign, transfer, license, sublicense or otherwise dispose of any material Company Owned IP Rights (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xi)        make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable, file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial Contracts entered into in the Ordinary Course of Business the principal subject of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than in connection with any extension of time to file any Tax Return), or adopt or change any material accounting method in respect of Taxes;

(xii)       other than as contemplated by a Permitted Bridge Financing or Permitted Post-Measurement Date Financing, or as otherwise contemplated by this Agreement, enter into, materially amend or terminate any Company Material Contract, or any Contract that would be a Company Material Contract if executed on or prior to the date hereof, except in the Ordinary Course of Business;

(xiii)      other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xiv)      initiate any Legal Proceeding other than (A) for the routine collection of bills, (B) in such cases where the Company in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of the Company’s business, provided that the Company consults with Parent prior to the initiation of such Legal Proceeding or (C) for any claim related to or arising out of, or in respect of any breach of this Agreement;

(xv)       settle any Legal Proceeding; or

(xvi)      agree, resolve or commit to do any of the foregoing.

(c)          Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.3.        Access and Investigation.  Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon reasonable notice, Parent, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property and assets and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to meet, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions.  Any investigation conducted by either Parent or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party.  Each of the Company and Parent shall provide the other Party with unaudited cash balances and a statement of accounts payable of such Party (on a consolidated basis) as of the end of each calendar month, or such longer period as each of the providing Party and receiving Party may agree to in writing.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4.        Parent Non-Solicitation.

(a)          Parent agrees that, during the Pre-Closing Period, neither it nor any of its Subsidiaries shall, nor shall it or any of its Subsidiaries authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding Parent or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.3); (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing; provided, however, that, notwithstanding anything contained in this Section 4.4 and subject to compliance with this Section 4.4, prior to obtaining the Required Parent Stockholder Vote, Parent may furnish non-public information regarding Parent and its Subsidiaries to, and enter into discussions or negotiations with, any Person in response to a bona fide written Acquisition Proposal by such Person which the Parent Board determines in good faith, after consultation with Parent’s outside financial advisors and outside legal counsel, constitutes, or is reasonably likely to result in, a Superior Offer (and is not withdrawn) if: (A) neither Parent nor any of its Representatives shall have breached this Section 4.4 in any material respect, (B) the Parent Board concludes in good faith based on the advice of outside legal counsel, that the failure to take such action is reasonably likely to be inconsistent with the fiduciary duties of the Parent Board under applicable Law; (C) Parent receives from such Person an executed confidentiality agreement containing provisions (including nondisclosure provisions, use restrictions, non-solicitation provisions and no hire provisions) at least as favorable to Parent as those contained in the Confidentiality Agreement; and (D) substantially contemporaneously with furnishing any such nonpublic information to such Person, Parent furnishes such nonpublic information to the Company (to the extent such information has not been previously furnished by Parent to the Company).  Without limiting the generality of the foregoing, Parent acknowledges and agrees that, in the event any Representative of Parent (whether or not such Representative is purporting to act on behalf of Parent) takes any action that, if taken by Parent, would constitute a breach of this Section 4.4, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.4 by Parent for purposes of this Agreement.

(b)          If Parent or any Representative of Parent receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then Parent shall promptly (and in no event later than one Business Day after Parent becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the Company orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof).  Parent shall keep the Company reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c)          Parent shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of Parent or any of its Subsidiaries provided to such Person.

4.5.        Company Non-Solicitation.

(a)          The Company agrees that, during the Pre-Closing Period, the Company shall not, nor shall it authorize any of its Representatives to, directly or indirectly: (i) solicit, initiate or knowingly encourage, induce or facilitate the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) furnish any non-public information regarding the Company to any Person in connection with or in response to an Acquisition Proposal or Acquisition Inquiry; (iii) engage in discussions or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal; (v) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) publicly propose to do any of the foregoing.  Without limiting the generality of the foregoing, the Company acknowledges and agrees that, in the event any Representative of the Company (whether or not such Representative is purporting to act on behalf of the Company) takes any action that, if taken by the Company, would constitute a breach of this Section 4.5, the taking of such action by such Representative shall be deemed to constitute a breach of this Section 4.5 by the Company for purposes of this Agreement.

(b)          If the Company or any Representative of the Company receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then the Company shall promptly (and in no event later than one Business Day after the Company becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise Parent orally and in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the material terms thereof).  The Company shall keep Parent reasonably informed with respect to the status and material terms of any such Acquisition Proposal or Acquisition Inquiry and any material modification or proposed material modification thereto.

(c)          The Company shall immediately cease and cause to be terminated any existing discussions, negotiations and communications with any Person that relate to any Acquisition Proposal or Acquisition Inquiry as of the date of this Agreement and request the destruction or return of any nonpublic information of the Company or any of its Subsidiaries provided to such Person.

4.6.        Notification of Certain Matters.

(a)          During the Pre-Closing Period, the Company shall promptly notify Parent (and, if in writing, furnish copies of) if any of the following occurs: (i) any written notice or other written communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Company is commenced, or, to the Knowledge of the Company, threatened in writing against the Company or, to the Knowledge of the Company, any director, officer or Key Employee of the Company in such individual’s capacity as such; (iii) the Company becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Company to comply with any covenant or obligation of the Company; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 and 7, as applicable, impossible or materially less likely.  No notification given to Parent pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Company contained in this Agreement or the Company Disclosure Schedule for purposes of Sections 6 and 7, as applicable.

(b)          During the Pre-Closing Period, Parent shall promptly notify the Company (and, if in writing, furnish copies of) if any of the following occurs: (i) any written notice or other written communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting Parent or its Subsidiaries is commenced, or, to the Knowledge of Parent, threatened in writing against Parent or its Subsidiaries or, to the Knowledge of Parent, any director, officer or Key Employee of Parent or its Subsidiaries in such individual’s capacity as such; (iii) Parent becomes aware of any inaccuracy in any representation or warranty made by it or Merger Sub in this Agreement; or (iv) the failure of Parent or Merger Sub to comply with any covenant or obligation of Parent or Merger Sub; in the case of (iii) and (iv) that would reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6 and 8, as applicable, impossible or materially less likely.  No notification given to the Company pursuant to this Section 4.6 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of Parent or any of its Subsidiaries contained in this Agreement or the Parent Disclosure Schedule for purposes of Sections 6 and 8, as applicable.

Section 5.            ADDITIONAL AGREEMENTS OF THE PARTIES

5.1.        Registration Statement; Proxy Statement.

(a)          As promptly as practicable after the date of this Agreement, the Parties shall prepare, and Parent shall cause to be filed with the SEC, the Registration Statement, in which the Proxy Statement will be included as a prospectus.  Parent covenants and agrees that the information provided by Parent for inclusion in the Proxy Statement, including any pro forma financial statements included therein (and the letter to stockholders, notice of meeting and form of proxy included therewith) will, at the time that the Proxy Statement or any amendment or supplement thereto is filed with the SEC or is first mailed to the Stockholders, not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.  Prior to the Registration Statement being declared effective, (1) Parent shall use its commercially reasonable efforts to execute and deliver to DLA Piper LLP (US) (“DLA”) and to Dechert LLP (“Dechert”) the applicable “Tax Representation Letter” referenced in Section 5.12(c); and (2) the Company shall use its commercially reasonable efforts to execute and deliver to DLA and to Dechert the applicable “Tax Representation Letter” referenced in Section 5.12(c). Following the delivery of the Tax Representation Letters pursuant to the preceding sentence, (x) Parent shall use its commercially reasonable efforts to cause Dechert to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act; and (y) the Company shall use its commercially reasonable efforts to cause DLA to deliver to it a tax opinion satisfying the requirements of Item 601 of Regulation S-K under the Securities Act. In rendering such opinions, each of such counsel shall be entitled to rely on the Tax Representation Letters referred to in this Section 5.1(a).  The Company covenants and agrees that the information provided by the Company to Parent for inclusion in the Proxy Statement (including the Company Financials) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading.  Notwithstanding the foregoing, Parent makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the letter to stockholders, notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives specifically for inclusion therein.  The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC, and on the response to any comments of the SEC on the Proxy Statement, prior to the filing thereof with the SEC.  Parent shall use commercially reasonable efforts to cause the Registration Statement and the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC, to respond promptly to any comments of the SEC or its staff and to have the Registration Statement declared effective under the Securities Act as promptly as practicable after it is filed with the SEC.  Each of the Parties shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to Parent’s stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act.  Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1.  If Parent, Merger Sub or the Company become aware of any event or information that, pursuant to the Securities Act or the Exchange Act, should be disclosed in an amendment or supplement to the Registration Statement or Proxy Statement, as the case may be, then such Party, as the case may be, shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to the Parent stockholders.

(b)          The Company shall reasonably cooperate with Parent and provide, and require its Representatives to provide, Parent and its Representatives, with all true, correct and complete information regarding the Company that is required by Law to be included in the Registration Statement or reasonably requested by Parent to be included in the Registration Statement.  Without limiting the foregoing, the Company will use commercially reasonable efforts to cause to be delivered to Parent a consent letter of the Company’s independent accounting firm, dated no more than two Business Days before the date on which the Registration Statement becomes effective (and reasonably satisfactory in form and substance to Parent), that is customary in scope and substance for consent letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

5.2.        Company Information Statement; Stockholder Written Consent.

(a)          Promptly after the Registration Statement shall have been declared effective under the Securities Act, and in any event no later than three Business Days thereafter, the Company shall prepare, with the reasonable cooperation of Parent, and cause to be mailed to its stockholders an information statement to solicit the approval by written consent from Company stockholders sufficient for the Required Company Stockholder Vote in lieu of a meeting pursuant to Section 228 of the DGCL, for purposes of (i) adopting and approving this Agreement and the Contemplated Transactions, (ii) acknowledging that the approval given thereby is irrevocable and that such stockholder is aware of its rights to demand appraisal for its shares pursuant to Section 262 of the DGCL, a true and correct copy of which will be attached thereto, and that such stockholder has received and read a copy of Section 262 of the DGCL, and (iii) acknowledging that by its approval of the Merger it is not entitled to appraisal rights with respect to its shares in connection with the Merger and thereby waives any rights to receive payment of the fair value of its capital stock under the DGCL.  Under no circumstances shall the Company assert that any other approval or consent is necessary by its stockholders to approve this Agreement.

(b)          Reasonably promptly following receipt of the Required Company Stockholder Vote, the Company shall prepare and mail a notice (the “Stockholder Notice”) to every stockholder of the Company that did not execute the Company Stockholder Written Consent.  The Stockholder Notice shall (i) be a statement to the effect that the Company Board determined that the Merger is advisable in accordance with Section 251(b) of the DGCL and in the best interests of the stockholders of the Company and approved and adopted this Agreement, the Merger and the other Contemplated Transactions, (ii) provide the stockholders of the Company to whom it is sent with notice of the actions taken in the Company Stockholder Written Consent, including the adoption and approval of this Agreement, the Merger and the other Contemplated Transactions in accordance with Section 228(e) of the DGCL and the certificate of incorporation and bylaws of the Company and (iii) include a description of the appraisal rights of the Company’s stockholders available under the DGCL, along with such other information as is required thereunder and pursuant to applicable Law.  All materials (including any amendments thereto) submitted to the stockholders of the Company in accordance with this Section 5.2(b) shall be subject to Parent’s advance review and reasonable approval.

(c)          The Company agrees that: (i) the Company Board shall recommend that the Company’s stockholders vote to adopt and approve this Agreement and the Contemplated Transactions and shall use commercially reasonable efforts to solicit such approval within the time set forth in Section 5.2(a) (the recommendation of the Company Board that the Company’s stockholders vote to adopt and approve this Agreement being referred to as the “Company Board Recommendation”); and (ii) the Company Board Recommendation shall not be withdrawn or modified (and the Company Board shall not publicly propose to withdraw or modify the Company Board Recommendation) in a manner adverse to Parent, and no resolution by the Company Board or any committee thereof to withdraw or modify the Company Board Recommendation in a manner adverse to Parent or to adopt, approve or recommend (or publicly propose to adopt, approve or recommend) any Acquisition Proposal shall be adopted or proposed.

(d)          The Company’s obligation to solicit the consent of its stockholders to sign the Company Stockholder Written Consent in accordance with Section 5.2(a) shall not be limited or otherwise affected by the commencement, disclosure, announcement or submission of any Superior Offer or other Acquisition Proposal.

5.3.        Parent Stockholders’ Meeting.

(a)          Promptly after the Registration Statement has been declared effective by the SEC under the Securities Act, Parent shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of Parent Common Stock to consider and vote to approve (i) the issuance of the shares of Parent Common Stock to the stockholders of the Company pursuant to the terms of this Agreement and (ii) the Reverse Split (the “Parent Stockholder Matters” and such meeting, the “Parent Stockholders’ Meeting”).  The Parent Stockholders’ Meeting shall be held as promptly as practicable after the Registration Statement is declared effective under the Securities Act.  Parent shall take reasonable measures to ensure that all proxies solicited in connection with the Parent Stockholders’ Meeting are solicited in compliance with all applicable Law.  Notwithstanding anything to the contrary contained herein, if on the date of the Parent Stockholders’ Meeting, or a date preceding the date on which the Parent Stockholders’ Meeting is scheduled, Parent reasonably believes that (i) it will not receive proxies sufficient to obtain the Required Parent Stockholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient shares of Parent Common Stock represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting, Parent may postpone or adjourn, or make one or more successive postponements or adjournments of, the Parent Stockholders’ Meeting as long as the date of the Parent Stockholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(b)          Parent agrees that, subject to Section 5.3(c): (i) the Parent Board shall recommend that the holders of Parent Common Stock vote to approve the Parent Stockholder Matters, (ii) the Proxy Statement shall include a statement to the effect that the Parent Board recommends that Parent’s stockholders vote to approve the Parent Stockholder Matters (the recommendation of the Parent Board being referred to as the “Parent Board Recommendation”); and (iii) the Parent Board Recommendation shall not be withheld, amended, withdrawn or modified (and the Parent Board shall not publicly propose to withhold, amend, withdraw or modify the Parent Board Recommendation) in a manner adverse to the Company (the actions set forth in the foregoing clause (iii), collectively, a “Parent Board Adverse Recommendation Change”).

(c)          Notwithstanding anything to the contrary contained in Section 5.3(b), and subject to compliance with Section 4.4 and Section 5.3, if at any time prior to the approval of Parent Stockholder Matters by the Required Parent Stockholder Vote, Parent receives a bona fide written Superior Offer from any Person that has not been withdrawn, the Parent Board may make a Parent Board Adverse Recommendation Change if, but only if, following the receipt of and on account of such Superior Offer, (i) the Parent Board determines in good faith, based on the advice of its outside legal counsel, that the failure to make a Parent Board Adverse Recommendation Change would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, (ii) Parent has, and has caused its financial advisors and outside legal counsel to, during the Parent Notice Period (as defined below), negotiate with the Company in good faith (if the Company so desires) to make such adjustments to the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Offer, and (iii) if after the Company shall have delivered to Parent a written offer to alter the terms or conditions of this Agreement during the Parent Notice Period, the Parent Board shall have determined in good faith, based on the advice of its outside legal counsel, that the failure to withhold, amend, withdraw or modify the Parent Board Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law (after taking into account such alterations of the terms and conditions of this Agreement); provided that the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of such Parent Board Adverse Recommendation Change, (the “Parent Notice Period”), which notice shall include written copies of any relevant proposed transaction agreements with any party making a potential Superior Offer.  In the event of any material amendment to any Superior Offer, Parent shall be required to provide the Company with notice of such material amendment and the Parent Notice Period shall be extended, if applicable, to ensure that at least two Business Days remain in the Parent Notice Period following such notification during which the parties shall comply again with the requirements of this Section 5.3(c) and the Parent Board shall not make a Parent Board Adverse Recommendation Change prior to the end of such Parent Notice Period as so extended.

(d)          Other than in connection with a bona fide written Superior Offer (which shall be subject to Section 5.3(c)), the Parent Board may make a Parent Board Adverse Recommendation Change in response to a Parent Change in Circumstance, if and only if: (A) the Parent Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so is reasonably likely to be inconsistent with its fiduciary duties under applicable Law; (B) the Company receives written notice from Parent confirming that the Parent Board has determined to change its recommendation at least four Business Days in advance of the Parent Board Adverse Recommendation Change (the “Parent Change in Circumstance Notice”); and (C) (1) Parent shall have specified the Parent Change in Circumstance in reasonable detail, (2) Parent shall have given the Company four Business Days after the Parent Change in Circumstance Notice to propose revisions to the terms of this Agreement or make another proposal so that such Parent Change in Circumstance would no longer necessitate a Parent Board Adverse Recommendation Change, and shall have negotiated in good faith with the Company (if the Company so desires) with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by the Company, if any, after consultation with outside legal counsel, the Parent Board shall have determined, in good faith, that the failure to make the Parent Board Adverse Recommendation Change in response to such Parent Change in Circumstance is reasonably likely to be inconsistent with its fiduciary duties under applicable Law.

(e)          Nothing contained in this Agreement shall prohibit Parent or the Parent Board from (i) complying with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, (ii) issuing a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act or (iii) otherwise making any disclosure to the Parent stockholders; provided however, that in the case of the foregoing clause (iii) the Parent Board determines in good faith, after consultation with its outside legal counsel, that failure to make such disclosure would be reasonably likely to be inconsistent with applicable Law, including its fiduciary duties under applicable Law; provided, further, that any such disclosures (other than a “stop, look and listen” communication or similar communication of the type contemplated by Section 14d-9(f) under the Exchange Act) shall be deemed to be a change of the Parent Board Recommendation unless the Parent Board expressly publicly reaffirms the Parent Board Recommendation (i) in such communication or (ii) within three Business Days after being requested in writing to do so by the Company.

5.4.        Regulatory Approvals.  Each Party shall use reasonable best efforts to file or otherwise submit, as soon as practicable after the date of this Agreement, all applications, notices, reports and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

5.5.        Company Options.

(a)          At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Stock Plans shall be fully vested and converted into and become an option to purchase Parent Common Stock, and Parent shall assume the Company Stock Plans and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Stock Plans and the terms of the stock option agreement by which each such Company Option is evidenced  (but with changes to such documents as Parent in good faith determines are appropriate to reflect the substitution of the Company Options by Parent to purchase shares of Parent Common Stock).  All rights with respect to Company Common Stock under Company Options assumed by Parent shall thereupon be converted into rights with respect to Parent Common Stock in accordance with this Section 5.5(a).  Accordingly, from and after the Effective Time: (i) each Company Option assumed by Parent may be exercised solely for shares of Parent Common Stock; (ii) the number of shares of Parent Common Stock (as of immediately after the Effective Time) subject to each Company Option assumed by Parent shall be determined by multiplying (A) the number of shares of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the per share exercise price (as of immediately after the Effective Time) for the Parent Common Stock issuable upon exercise of each Company Option assumed by Parent shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Option assumed by Parent shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Option shall otherwise remain unchanged; provided, however, that: (A) Parent may amend the terms of the Company Options and the Company Stock Plans to reflect Parent’s substitution of the Company Options with options to purchase Parent Common Stock (such as by making any change in control or similar definition relate to Parent and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events relate to corporate events that relate to Parent and/or Parent Common Stock); and (B) the Parent Board or a committee thereof shall succeed to the authority and responsibility of the Company Board or any committee thereof with respect to each Company Option assumed by Parent.

(b)          Parent shall file with the SEC, promptly after the Effective Time, a registration statement on Form S-8 (or any successor form), if available for use by Parent, relating to the shares of Parent Common Stock issuable with respect to Company Options assumed by Parent in accordance with Section 5.5(a).

(c)          Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Stock Plans and otherwise) to effectuate the provisions of this Section 5.5 and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 5.5.

5.6.        Parent Options and Parent RSUs.  Prior to the Closing, the Parent Board shall have adopted appropriate resolutions and taken all other actions necessary and appropriate to provide that each outstanding and unexercised Parent Option, whether vested or unvested, and each outstanding and unvested Parent RSU, shall be accelerated in full effective as of immediately prior to the Effective Time, with each (i) unexercised Parent Option remaining outstanding immediately after the Effective Time in accordance with its terms and (ii) Parent RSU to be settled within five days after the Effective Time (with settlement to be one share of Parent Common Stock for each share of Parent Common Stock underlying such Parent RSU).

5.7.        Employee Benefits.

(a)          For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Parent or any of its Subsidiaries (including, following the Closing, the Company) providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who continues to be employed by Parent, the Company or any of their respective Subsidiaries immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with the Parent, the Company or any of their respective Subsidiaries and their respective predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits.  In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, Parent shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and Parent shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under such a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(b)          Parent and the Company acknowledge and agree that all provisions contained in this Section 5.7 are included for the sole benefit of the respective parties to this Agreement and shall not create any right in any other Person, including any right to continued employment or service with Parent, the Company or any of their respective Affiliates.  Without limiting the generality of the foregoing, nothing in this Section 5.7 shall be deemed to (i) establish or amend any Company Benefit Plan, Parent Benefit Plan or any other employee benefit plan, program or arrangement of any kind or (ii) limit the right of the Parent, the Company or any of their respective Affiliates to amend, merge or terminate any Company Benefit Plan or Parent Benefit Plan.

5.8.        Indemnification of Officers and Directors.

(a)          From the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, each of Parent and the Surviving Corporation shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of Parent or the Company, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of Parent or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law.  Each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of Parent and the Surviving Corporation, jointly and severally, upon receipt by Parent or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to Parent, to the extent then required by the DGCL, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)          The provisions of the certificate of incorporation and bylaws of Parent with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of Parent that are presently set forth in the certificate of incorporation and bylaws of Parent shall not be amended, modified or repealed for a period of six years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of Parent.  The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and Parent shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the certificate of incorporation and bylaws of Parent.

(c)          From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) Parent shall fulfill and honor in all respects the obligations of Parent to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under Parent’s Organizational Documents and pursuant to any indemnification agreements between Parent and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)          From and after the Effective Time, Parent shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to Parent.  In addition, each of Parent and the Company shall purchase, prior to the Effective Time, a six-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of Parent’s or the Company’s, as applicable, existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time.

(e)          From and after the Effective Time, Parent shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.8 in connection with their successful enforcement of the rights provided to such persons in this Section 5.8.

(f)          The provisions of this Section 5.8 are intended to be in addition to the rights otherwise available to the current and former officers and directors of Parent and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives.

(g)          In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.8.  Parent shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.8.

5.9.        Additional Agreements.  The Parties shall use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions.  Without limiting the generality of the foregoing, each Party to this Agreement: (a) shall make all filings and other submissions (if any) and give all notices (if any) required to be made and given by such Party in connection with the Contemplated Transactions; (b) shall use commercially reasonable efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract to remain in full force and effect; (c) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (d) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

5.10.      Disclosure.  Without limiting any Party’s obligations under the Confidentiality Agreement, no Party shall, and no Party shall permit any of its Subsidiaries or any Representative of such Party to, issue any press release or make any disclosure (to any customers of such Party, to the public or otherwise) regarding the Contemplated Transactions unless: (a) the other Party shall have approved such press release or disclosure in writing, such approval not to be unreasonably conditioned, withheld or delayed; or (b) such disclosure is requested by a Governmental Body or such Party shall have determined in good faith that such disclosure is required by applicable Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service and, to the extent practicable, before such press release or disclosure is issued or made, such Party shall have used commercially reasonable efforts to advise the other Party of, and consult with the other Party regarding, the text of such press release or disclosure; provided, however, that Parent may make any public statement in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 5.10.  Notwithstanding the foregoing, the initial press release regarding the Contemplated Transactions may be issued by Parent and such press release and the Current Report on Form 8-K to be filed by Parent in connection with the initial announcement of this Agreement and the Contemplated Transactions shall not be subject to this Section 5.10.

5.11.      Listing.  (a) Parent shall use its commercially reasonable efforts, to the extent required by the rules and regulations of NASDAQ, to prepare and submit to NASDAQ a notification form for the listing of the shares of Parent Common Stock to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) the Company shall use its commercially reasonable efforts, to the extent required by Nasdaq Marketplace Rule 5110, to file an initial listing application for the Parent Common Stock on NASDAQ (the “NASDAQ Listing Application”) and to cause such NASDAQ Listing Application to be conditionally approved prior to the Effective Time.  The Parties will use commercially reasonable efforts to coordinate with respect to compliance with NASDAQ rules and regulations.  The Company agrees to pay all NASDAQ fees associated with the NASDAQ Listing Application (the cost of which shall be a Company Transaction Expense).  The Parties will cooperate with the other as reasonably requested by the other with respect to the NASDAQ Listing Application and promptly furnish all information concerning itself and its stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

5.12.      Tax Matters.

(a)          For United States federal income Tax purposes, (i) the Parties intend that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”), and (ii) this Agreement is intended to be, and is hereby adopted as, a “plan of reorganization” for purposes of Section 354 and 361 of the Code and Treasury Regulations Section 1.368-2(g) and 1.368-3(a), to which the Parent, Merger Sub and the Company are parties under Section 368(b) of the Code. The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(b)          The Parties shall use their respective reasonable best efforts to cause the Merger to qualify, and will not take any action or cause any action to be taken which action would reasonably be expected to prevent the Merger from qualifying, for the Intended Tax Treatment.

(c)          Parent shall use commercially reasonable efforts to deliver to Dechert and DLA a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Parent, containing representations of Parent, and Merger Sub, and the Company shall use commercially reasonable efforts to deliver to Dechert and DLA a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of the Company, containing representations of the Company, in each case as shall be necessary or appropriate to enable DLA to render the opinion described in Section 5.12(e) of this Agreement and Dechert to render the opinion described in Section 5.12(d) of this Agreement.

(d)          Parent shall use reasonable efforts to obtain an opinion of Dechert, to the effect that the Merger shall qualify for the Intended Tax Treatment, dated as of the Closing and also dated as of any earlier date as may be required by the SEC in connection with the effectiveness of the Registration Statement. In rendering such opinion, Dechert may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including those contained in the Tax Representation Letters described in Section 5.12(c) of this Agreement.

(e)          The Company shall use commercially reasonable efforts to obtain an opinion of DLA to the effect that the Merger shall qualify for the Intended Tax Treatment dated as of the Closing and also dated as of any earlier date as may be required by the SEC in connection with the effectiveness of the Registration Statement.  In rendering such opinion, DLA may require and rely upon (and may incorporate by reference) reasonable and customary representations and covenants, including the Tax Representation Letters described in Section 5.12(c) of this Agreement.

5.13.      Legends.  Parent shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any shares of Parent Common Stock to be received in the Merger by equity holders of the Company who may be considered “affiliates” of Parent for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for Parent Common Stock.

5.14.      Directors and Officers.  The Parties shall use reasonable best efforts and take all necessary action so that immediately after the Effective Time, (a) the Parent Board is comprised of seven (7) members, with three (3) of such members designated by Parent and four (4) of such members designated by the Company, and (b) the Persons listed in Exhibit C under the heading “Officers” are elected or appointed, as applicable, to the positions of officers of Parent and the Surviving Corporation, as set forth therein, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law.  If any Person listed in Exhibit C is unable or unwilling to serve as an officer of Parent or the Surviving Corporation, as set forth therein, as of the Effective Time, the Parties shall mutually agree upon a successor.  The Persons listed in Exhibit C under the heading “Board Designees – Parent” shall be Parent’s designees pursuant to clause (a) of this Section 5.14 (which list may be changed by Parent at any time prior to the Closing by written notice to the Company to include different board designees who are reasonably acceptable to the Company) (the “Parent Designees”).  The Persons listed in Exhibit C under the heading “Board Designees – Company” shall be the Company’s designees pursuant to clause (a) of this Section 5.14 (which list may be changed by the Company at any time prior to the Closing by written notice to Parent to include different board designees who are reasonably acceptable to Parent).

5.15.      Termination of Certain Agreements and Rights.  The Company shall cause any Investor Agreements to be terminated immediately prior to the Effective Time, without any liability being imposed on the part of Parent or the Surviving Corporation.

5.16.      Section 16 Matters.  Prior to the Effective Time, Parent and the Company shall take all such steps as may be required (to the extent permitted under applicable Laws) to cause any acquisitions of Parent Common Stock and any options to purchase Parent Common Stock in connection with the Contemplated Transactions, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.  At least thirty (30) days prior to the Closing Date, the Company shall furnish the following information to Parent for each individual who, immediately after the Effective Time, will become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent: (a) the number of shares of Company Capital Stock owned by such individual and expected to be exchanged for shares of Parent Common Stock pursuant to the Merger, and (b) the number of other derivative securities (if any) with respect to Company Capital Stock owned by such individual and expected to be converted into shares of Parent Common Stock or derivative securities with respect to Parent Common Stock in connection with the Merger.

5.17.      Cooperation.  Each Party shall cooperate reasonably with the other Party and shall provide the other Party with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the combined entity to continue to meet its obligations following the Effective Time.

5.18.      Allocation Certificate.

(a)          The Company will prepare and deliver to Parent at least ten Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company in a form reasonably acceptable to Parent setting forth (as of immediately prior to the Effective Time) (a) each holder of Company Capital Stock, Company Options or Company Warrants, (b) such holder’s name and address; (c) the number and type of Company Capital Stock held and/or underlying the Company Options or Company Warrants as of the Closing Date for each such holder, and (d) the number of shares of Parent Common Stock to be issued to such holder, or to underlie any Parent Option or Parent Warrant to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Options or Company Warrants held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”); provided that the Company may update the Allocation Certificate by written notice to Parent at least two days prior to the Closing in the event that any holder of Company Options or Company Warrants exercises such Company Options or Company Warrants prior to the Effective Time.

(b)          Parent will prepare and deliver to the Parent at least ten Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of Parent in a form reasonably acceptable to the Company setting forth (as of immediately prior to the Effective Time) (a) the number of outstanding shares of Parent Common Stock, and (b) each holder of Parent Options and such holder’s name, address and number of shares of Parent Common Stock underlying the Parent Options for each such holder (the “Parent Outstanding Equity Certificate”); provided that Parent may update the Parent Outstanding Equity Certificate by written notice to the Company at least two days prior to the Closing in the event that any holder of Parent Options exercises such Parent Options prior to the Effective Time.

5.19.      Company Financial Statements.  To the extent not already provided to Parent as of the date of this Agreement, as promptly as reasonably practicable following the date hereof, the Company will furnish to Parent (i) audited financial statements for the fiscal years ended 2016 and 2017, for inclusion in the Proxy Statement and the Registration Statement (the “Company Audited Financial Statements”) and (ii) unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Registration Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”).  Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be suitable for inclusion in the Proxy Statement and the Registration Statement and prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in stockholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.20.      Takeover Statutes.  If any Takeover Statute is or may become applicable to the Contemplated Transactions, each of the Company, the Company Board, Parent and the Parent Board, as applicable, shall grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on the Contemplated Transactions.

5.21.      Stockholder Litigation.

(a)          Parent shall conduct and control the settlement and defense of any stockholder litigation against Parent or any of its directors relating to this Agreement or the Contemplated Transactions; provided that any settlement or other resolution of any such stockholder litigation agreed to by Parent after the Closing shall be approved in advance by a majority of the Parent Designees for so long as any Parent Designees are still members of the Parent Board.  Without limiting the foregoing, prior to the Closing, Parent shall give the Company the opportunity to consult with Parent in connection with the defense and settlement of any such stockholder litigation, and Parent shall keep the Company reasonably apprised of any material developments in connection with any such stockholder litigation.

(b)          The Company shall conduct and control the settlement and defense of any stockholder litigation against the Company or any of its directors relating to this Agreement or the Contemplated Transaction. Without limiting the foregoing, prior to the Closing, the Company shall give Parent the opportunity to consult with the Company in connection with the defense and settlement of any such stockholder litigation, and the Company shall keep Parent reasonably apprised of any material developments in connection with any such stockholder litigation.

5.22.      Calculation of Net Cash; Adjustment to Company and Parent Allocation Percentage.

(a)          Section 5.22(a) of the Company Disclosure Schedule sets forth the Company’s good faith estimate of Company Net Cash and the components thereof, calculated as if the Closing had occurred on February 28, 2019.  The Parties agree that Company Net Cash, including for purposes of the Company Net Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing Section 5.22(a) of the Company Disclosure Schedule.

(b)          On or prior to the Determination Date, the Company shall deliver the Company Net Cash Schedule to Parent.  Upon the reasonable request of Parent, the Company shall make the work papers and back-up materials used or useful in preparing the Company Net Cash Schedule available to Parent.  Within three calendar days after the Company delivers the Company Net Cash Schedule to Parent (the “Company Net Cash Response Date”), subject to the terms and definitions of this Agreement, Parent will have the right to dispute any part of such Company Net Cash Schedule by delivering a written notice to that effect to the Company (a “Parent Dispute Notice”).  Any Parent Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the calculation of Company Net Cash set forth in the Company Net Cash Schedule.  If on or prior to the Company Net Cash Response Date, (i) Parent notifies the Company in writing that it has no objections to the Company Net Cash Schedule or (ii) Parent fails to deliver a Parent Dispute Notice, then Company Net Cash as set forth in the Company Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash at the Company Net Cash Measurement Date for purposes of this Agreement.  If Parent delivers a Parent Dispute Notice on or prior to the Company Net Cash Response Date, then members of senior management of Parent and the Company shall promptly meet in person or telephonically at mutually agreed upon times and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Company Net Cash, which agreed upon Company Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Company Net Cash at the Company Net Cash Measurement Date for purposes of this Agreement.

(c)          Section 5.22(c) of the Parent Disclosure Schedule sets forth Parent’s good faith estimate of Parent Net Cash and the components thereof, calculated as if the Closing had occurred on February 28, 2019.  The Parties agree that Parent Net Cash, including for purposes of the Parent Net Cash Schedule, will be calculated based on the same assumptions and methodologies used in preparing Section 5.22(c) of the Parent Disclosure Schedule.

(d)          On or prior to the Determination Date, Parent shall deliver the Parent Net Cash Schedule to the Company.  Upon the reasonable request of the Company, Parent shall make the work papers and back-up materials used or useful in preparing the Parent Net Cash Schedule available to the Company.  Within three calendar days after Parent delivers the Parent Net Cash Schedule to the Company (the “Parent Net Cash Response Date”), subject to the terms and definitions of this Agreement, the Company will have the right to dispute any part of such Parent Net Cash Schedule by delivering a written notice to that effect to Parent (a “Company Dispute Notice”).  Any Company Dispute Notice shall identify in reasonable detail the nature of any proposed revisions to the calculation of Parent Net Cash set forth in the Parent Net Cash Schedule.  If on or prior to the Parent Net Cash Response Date, (i) the Company notifies Parent in writing that it has no objections to the Parent Net Cash Schedule or (ii) the Company fails to deliver a Company Dispute Notice, then Parent Net Cash as set forth in the Parent Net Cash Schedule shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.  If the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date, then members of senior management of Parent and the Company shall promptly meet in person or telephonically at mutually agreed upon times and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Parent Net Cash, which agreed upon Parent Net Cash amount shall be deemed to have been finally determined for purposes of this Agreement and to represent the Parent Net Cash at the Anticipated Closing Date for purposes of this Agreement.

(e)          If (i) Parent delivers a Parent Dispute Notice on or prior to the Company Net Cash Response Date and Parent and the Company are unable to negotiate an agreed-upon determination of Company Net Cash as of the Company Net Cash Measurement Date pursuant to Section 5.22(b) within three calendar days after delivery of the Parent Dispute Notice and/or (ii) the Company delivers a Company Dispute Notice on or prior to the Parent Net Cash Response Date and Parent and the Company are unable to negotiate an agreed-upon determination of Parent Net Cash as of the Anticipated Closing Date pursuant to Section 5.22(d) within three calendar days after delivery of the Company Dispute Notice, then, in either case, Ernst & Young LLP or another independent accounting firm of national standing mutually agreed upon by Parent and the Company (the “Accounting Firm”) shall be engaged to resolve any remaining disagreements as to the determination of Company Net Cash at the Company Net Cash Measurement Date and/or Parent Net Cash at the Anticipated Closing Date, as the case may be.  Parent and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within ten calendar days of accepting its engagement.  Each of Parent and the Company shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided that the other Party is provided with the opportunity to attend any such presentations or discussions.  The Accounting Firm shall be bound by the assumptions and methodologies used in preparing Section 5.22(a) of the Company Disclosure Schedule (in the case of determining Company Net Cash) and/or Section 5.22(c) of the Parent Disclosure Schedule (in the case of determining Parent Net Cash), and the determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm and shall be based solely on the Company Net Cash Schedule or the Parent Net Cash Schedule, as applicable, and the documentation and other papers submitted by Parent and the Company in support of its respective determination of Company Net Cash or Parent Net Cash, as applicable, and shall not be based on any independent review by the Accounting Firm.  In determining the amount of Company Net Cash at the Company Net Cash Measurement Date and/or the Parent Net Cash at the Anticipated Closing Date, as applicable, the Accounting Firm shall be required to select either Parent’s or the Company’s determination of Company Net Cash at the Company Net Cash Measurement Date and/or the Parent Net Cash at the Anticipated Closing Date, as applicable, based on the Accounting Firm’s determination of whichever such determination the Accounting Firm believes to be closer to the actual amount.  Such determination by the Accounting Firm shall be final and binding for purposes of this Agreement on the Parties.  The Parties shall delay the Closing until two Business Days after the resolution of the matters described in this Section 5.22(e).  The fees and expenses of the Accounting Firm shall be borne by the Party whose determination of Company Net Cash or Parent Net Cash, as applicable, was not selected by the Accounting Firm; provided that if the Accounting Firm is engaged to make a final determination of both Company Net Cash and Parent Net Cash and each Party’s determination is selected for one of the foregoing, the fees and expenses of the Accounting Firm shall be borne equally by Parent and the Company (it being understood and agreed that in all cases, the fees and expenses of the Accounting Firm shall reduce Company Net Cash and/or Parent Net Cash at the Company Net Cash Measurement Date or the Anticipated Closing Date, as applicable).  If this Section 5.22(e) applies, upon resolution of the determination of Company Net Cash and/or Parent Net Cash, as applicable, in accordance with this Section 5.22(e), the Parties shall not be required to re-new such determination again even though the Closing Date may occur later than the Anticipated Closing Date, except that either Party may request a re-determination if the Closing Date is more than fifteen Business Days after the Anticipated Closing Date.

(f)           Following the final determination of Company Net Cash in accordance with this Section 5.22, the Company Valuation shall be adjusted as follows: (x) if Company Net Cash is within the Company Collar Range, no adjustment to the Company Valuation shall be made; (y) if there is a Company Excess Amount, the Company Valuation shall be increased dollar-for-dollar by the Company Excess Amount; and (z) if there is a Company Deficiency Amount, the Company Valuation shall be decreased dollar-for-dollar by the Company Deficiency Amount.

(g)          Following the final determination of Parent Net Cash in accordance with this Section 5.22, the Parent Valuation shall be adjusted as follows: (x) if Parent Net Cash is within the Parent Collar Range, no adjustment to the Parent Valuation shall be made; (y) if there is a Parent Excess Amount, the Parent Valuation shall be increased dollar-for-dollar by the Parent Excess Amount; and (z) if there is a Parent Deficiency Amount, the Parent Valuation shall be decreased dollar-for-dollar by the Parent Deficiency Amount.

5.23.      Reverse Split.  Parent shall submit to the holders of Parent Common Stock at the Parent Stockholders’ Meeting a proposal to approve and adopt an amendment to the Parent Certificate of Incorporation to authorize the Board of Directors of Parent to effect a reverse stock split of all outstanding shares of Parent Common Stock at a reverse stock split ratio of between 5 and 10 for 1 as mutually agreed to by Parent and the Company (the “Reverse Split”). Parent shall use commercially reasonable efforts, including engaging a proxy solicitor to solicit from its stockholders proxies in favor of the Reverse Split.

5.24.      Contract Confirmations.  To the extent requested by the Company, Parent shall use its commercially reasonable efforts to obtain written confirmations of any remaining amounts due and payable on or prior to the Anticipated Closing Date under the Contracts set forth on Section 5.24 of the Parent Disclosure Schedule if such Contracts were terminated by Parent and shall deliver such written confirmations to the Company.

Section 6.            CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1.        Effectiveness of Registration Statement.  The Registration Statement shall have become effective in accordance with the provisions of the Securities Act, and shall not be subject to any stop order or proceeding (or threatened proceeding by the SEC) seeking a stop order with respect to the Registration Statement that has not been withdrawn.

6.2.        No Restraints.  No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.3.        Stockholder Approval.  (a) Parent shall have obtained the Required Parent Stockholder Vote and (b) the Company shall have obtained the Required Company Stockholder Vote.

Section 7.            ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF PARENT AND MERGER SUB

The obligations of Parent and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by Parent, at or prior to the Closing, of each of the following conditions:

7.1.        Accuracy of Representations.  The Company Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications).  The Company Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies representing less than 0.50% of the Company Outstanding Shares in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).  The representations and warranties of the Company contained in this Agreement (other than the Company Fundamental Representations and the Company Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Company Material Adverse Effect (without giving effect to any references therein to any Company Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

7.2.        Performance of Covenants.  The Company shall have performed or complied with in all material respects all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3.        Documents.  Parent shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the Chief Executive Officer or Chief Financial Officer of the Company certifying (i) that the conditions set forth in Sections 7.1, 7.2, 7.5 and 7.6 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.18(a) is true and accurate in all respects as of the Closing Date;

(b)          a written resignation, in a form reasonably satisfactory to Parent, dated as of the Closing Date and effective as of the Closing, executed by each of the officers and directors of the Company listed in Section 7.3(b) of the Company Disclosure Schedule; and

(c)          Company Representative Confirmation Letters from all attorneys, accountants, investment bankers and other professional advisors of the Company.

7.4.        FIRPTA Certificate.  Parent shall have received from the Company an executed notice to the IRS in accordance with the requirements of Treasury Regulation Section 1.897-2(h), dated as of the Closing Date, and in form and substance reasonably acceptable to Parent.

7.5.        No Company Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.6.        Termination of Investor Agreements.  The Investor Agreements shall have been terminated, effective as of the Closing.

7.7.        Lock-Up Agreements.  Parent shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit D-1 (the “Lock-Up Agreement”) duly executed by each of the Company Lock-Up Signatories and each executive officer and director of the Company who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of the Closing.

Section 8.            ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATION OF THE COMPANY

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1.        Accuracy of Representations.  Each of the Parent Fundamental Representations shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date (except to the extent such representations and warranties are specifically made as of a particular date, in which case such representations and warranties shall be true and correct as of such date, and without giving effect to any reference therein to Parent Material Adverse Effect or other materiality qualifications).  The Parent Capitalization Representations shall have been true and correct in all respects as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except, in each case, (x) for such inaccuracies representing less than 0.50% of the Parent Outstanding Shares in the aggregate or (y) for those representations and warranties which address matters only as of a particular date (which representations and warranties shall have been true and correct, subject to the qualifications as set forth in the preceding clause (x), as of such particular date).  The representations and warranties of Parent and Merger Sub contained in this Agreement (other than the Parent Fundamental Representations and the Parent Capitalization Representations) shall have been true and correct as of the date of this Agreement and shall be true and correct on and as of the Closing Date with the same force and effect as if made on the Closing Date except (a) in each case, or in the aggregate, where the failure to be true and correct would not reasonably be expected to have a Parent Material Adverse Effect (without giving effect to any references therein to any Parent Material Adverse Effect or other materiality qualifications), or (b) for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct, subject to the qualifications as set forth in the preceding clause (a), as of such particular date) (it being understood that, for purposes of determining the accuracy of such representations and warranties, any update of or modification to the Parent Disclosure Schedule made or purported to have been made after the date of this Agreement shall be disregarded).

8.2.        Performance of Covenants.  Parent and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3.        Documents.  The Company shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the Chief Executive Officer or Chief Financial Officer of Parent confirming (i) that the conditions set forth in Sections 8.1, 8.2, and 8.4 have been duly satisfied; and (ii) that the information set forth in the Parent Outstanding Equity Certificate delivered by Parent in accordance with Section 5.18(b) is true and accurate in all respects as of the Closing Date;

(b)          a written resignation, in a form reasonably satisfactory to the Company, dated as of the Closing Date and effective as of the Closing, executed by each of the non-executive directors of Parent who are not to continue as directors of Parent after the Closing pursuant to Section 5.14 hereof;

(c)          evidence in a form reasonably acceptable to the Company, that the Parent Board has terminated, effective as of the Closing, each of the officers of Parent who are not to continue as officers of Parent after the Closing pursuant to Section 5.14 hereof from all positions held with Parent; and

(d)          evidence in form and substance reasonably acceptable to the Company that Parent’s assets shall have been released from all security interest thereon that are listed on Section 8.3(d) of the Parent Disclosure Schedule, and Parent shall have taken all steps necessary to terminate any UCC financing statements which have been filed with respect to such security interests; and

(e)          Parent Representative Confirmation Letters from all attorneys, accountants, investment bankers and other professional advisors of Parent.

8.4.        No Parent Material Adverse Effect.  Since the date of this Agreement, there shall not have occurred any Parent Material Adverse Effect.

8.5.        Lock-Up Agreements.  The Company shall have received a copy of a lock-up agreement in substantially the form attached hereto as Exhibit D-2 (the “Parent Lock-Up Agreement”) duly executed by each Person set forth on Section A of the Parent Disclosure Schedule and each executive officer and director of Parent who is elected or appointed, as applicable, as an executive officer and director of Parent as of immediately following the Closing, each of which shall be in full force and effect as of the Closing.

Section 9.            TERMINATION

9.1.         Termination.  This Agreement may be terminated prior to the Effective Time (whether before or after adoption of this Agreement by the Company’s stockholders and whether before or after approval of the Parent Stockholder Matters by Parent’s stockholders, unless otherwise specified below):

(a)          by mutual written consent of Parent and the Company;

(b)          by either Parent or the Company if the Contemplated Transactions shall not have been consummated by June 23, 2019 (subject to possible extension as provided in this Section 9.1(b), the “End Date”); provided, however, that (i) the right to terminate this Agreement under this Section 9.1(b) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Contemplated Transactions to occur on or before the End Date and such action or failure to act constitutes a breach of this Agreement and (ii) in the event that a request for additional information has been made by any Governmental Body, or in the event that the SEC has not declared effective under the Securities Act the Registration Statement by the date which is sixty (60) days prior to the End Date, then either the Company or Parent shall be entitled to extend the End Date for an additional sixty (60) days by written notice to the other the Party;

(c)          by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and nonappealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)          by Parent if the Required Company Stockholder Vote shall not have been obtained within three Business Days of the Registration Statement becoming effective in accordance with the provisions of the Securities Act; provided, however, that once the Required Company Stockholder Vote has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.1(d);

(e)          by either Parent or the Company if (i) the Parent Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and (ii) the Parent Stockholder Matters shall not have been approved at the Parent Stockholders’ Meeting (or at any adjournment or postponement thereof) by the Required Parent Stockholder Vote; provided, however, that (i) the right to terminate this Agreement under this Section 9.1(e) shall not be available to the Company, on the one hand, or to Parent, on the other hand, if such Party’s action or failure to act has been a principal cause of the failure of the Required Parent Stockholder Vote to be obtained at such meeting and such action or failure to act constitutes a breach of this Agreement, and (ii) Parent may not terminate this Agreement pursuant to this Section 9.1(e) until the date that is sixty-one (61) days after the date that the initial Parent Stockholders’ Meeting is held;

(f)           by the Company (at any time prior to the approval of the Parent Stockholder Matters by the Required Parent Stockholder Vote) if a Parent Triggering Event shall have occurred;

(g)          by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by Parent or Merger Sub or if any representation or warranty of Parent or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in Parent’s or Merger Sub’s representations and warranties or breach by Parent or Merger Sub is curable by the End Date by Parent or Merger Sub, then this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from the Company to Parent or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(g) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(g) as a result of such particular breach or inaccuracy if such breach by Parent or Merger Sub is cured prior to such termination becoming effective);

(h)          by Parent, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become inaccurate; provided that Parent is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the End Date by the Company then this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy until the expiration of a 30-day period commencing upon delivery of written notice from Parent to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(h) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(h) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective);

(i)           by the Company, at any time, in the event that a Parent Material Adverse Effect shall have occurred;

(j)           by Parent, at any time, in the event that a Company Material Adverse Effect shall have occurred; or

(k)          by Parent, at any time, if (i) Parent has received a Superior Offer, (ii) Parent has complied with its obligations under Section 5.3(c) in order to accept such Superior Offer, (iii) Parent concurrently terminates this Agreement and enters into a Permitted Alternative Agreement with respect to such Superior Offer and (iv) within two Business Days of such termination, Parent pays to the Company the amount contemplated by Section 9.3(c).

9.2.        Effect of Termination.  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful or intentional breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement.

9.3.        Expenses; Termination Fees.

(a)          Except as set forth in this Section 9.3, Section 5.8(d), and Section 5.11, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses incurred in relation to the printing and filing with the SEC of the Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and paid to a financial printer or the SEC (it being agreed that the cost of which is allocated to the Company pursuant to the foregoing shall be a Company Transaction Expense).  It is understood and agreed that (i) all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company in cash at or prior to the Closing (and shall be Company Transaction Expenses); and (ii) all fees and expenses incurred or to be incurred by Parent in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by Parent in cash at or prior to the Closing (and shall be Parent Transaction Expenses).

(b)          If (i) this Agreement is terminated by the Company pursuant to Section 9.1(f), or (ii) (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(e) or Section 9.1(g), (B) an Acquisition Proposal with respect to Parent shall have been publicly announced or disclosed or otherwise communicated to Parent or the Parent Board after the date of this Agreement but prior to the termination of this Agreement and (C) within twelve months after the date of such termination, Parent consummates a Subsequent Transaction, then Parent shall pay to the Company an amount equal to $1,750,000 (the “Company Termination Fee”) (I) in the case of a payment required by clause (i) above, within two Business Days of the date of termination of this Agreement, and (II) in the case of a payment required by clause (ii) above, on the date of consummation of such Subsequent Transaction.

(c)          If this Agreement is terminated by Parent pursuant to Section 9.1(k), Parent shall pay to the Company within two Business Days of such termination the Company Termination Fee.

(d)          Any Company Termination Fee due under this Section 9.3 shall be paid by wire transfer of same day funds.  If Parent fails to pay when due any amount payable by it under this Section 9.3, then Parent shall (i) reimburse the Company for reasonable costs and expenses (including reasonable fees and disbursements of counsel) incurred by it in connection with the collection of such overdue amount and the enforcement by the Company of its rights under this Section 9.3, and (ii) pay to the Company interest on such overdue amount (for the period commencing as of the date such overdue amount was originally required to be paid and ending on the date such overdue amount is actually paid to the Company in full) at a rate per annum equal to the “prime rate” (as published in The Wall Street Journal or any successor thereto) in effect on the date such overdue amount was originally required to be paid.

(e)          The Parties agree that, subject to Section 9.2, payment of the Company Termination Fee shall, in the circumstances in which it is owed in accordance with the terms of this Agreement, constitute the sole and exclusive remedy of the Company following the termination of this Agreement, it being understood that in no event shall Parent be required to pay the amounts payable pursuant to this Section 9.3 on more than one occasion and (ii) following payment of the Company Termination Fee (x) Parent shall have no further liability to the Company in connection with or arising out of this Agreement or the termination thereof, any breach of this Agreement by Parent giving rise to such termination, or the failure of the Contemplated Transactions to be consummated, (y) neither the Company nor any of its Affiliates shall be entitled to bring or maintain any other claim, action or proceeding against Parent or Merger Sub or seek to obtain any recovery, judgment or damages of any kind against such Parties (or any partner, member, stockholder, director, officer, employee, Subsidiary, Affiliate, agent or other Representative of such Parties) in connection with or arising out of this Agreement or the termination thereof, any breach by any such Parties giving rise to such termination or the failure of the Contemplated Transactions to be consummated and (z) the Company and its Affiliates shall be precluded from any other remedy against Parent, Merger Sub and their respective Affiliates, at law or in equity or otherwise, in connection with or arising out of this Agreement or the termination thereof, any breach by such Party giving rise to such termination or the failure of the Contemplated Transactions to be consummated.  Each of the Parties acknowledges that (i) the agreements contained in this Section 9.3 are an integral part of the Contemplated Transactions, (ii) without these agreements, the Parties would not enter into this Agreement and (iii) any amount payable pursuant to this Section 9.3 is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which such amount is payable.

Section 10.          MISCELLANEOUS PROVISIONS

10.1.      Non-Survival of Representations and Warranties.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2.      Amendment.  This Agreement may be amended with the approval of the respective Boards of Directors of the Company, Merger Sub and Parent at any time (whether before or after the adoption and approval of this Agreement by the Company’s stockholders or before or after obtaining the Required Parent Stockholder Vote); provided, however, that after any such approval of this Agreement by a Party’s stockholders, no amendment shall be made which by Law requires further approval of such stockholders without the further approval of such stockholders.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and Parent.

10.3.      Waiver.

(a)          No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)          No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4.      Entire Agreement; Counterparts; Exchanges by Electronic Transmission.  This Agreement and the other agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms.  This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument.  The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in .PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5.      Applicable Law; Jurisdiction.  This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.  In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the United States District Court for the District of Delaware or, to the extent that neither of the foregoing courts has jurisdiction, the Superior Court of the State of Delaware; (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 10.5; (c) waives any objection to laying venue in any such action or proceeding in such courts; (d) waives any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party; (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.8 of this Agreement; and (f) irrevocably and unconditionally waives the right to trial by jury.

10.6.      Attorneys’ Fees.  In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out-of-pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7.      Assignability.  This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8.      Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email or facsimile (with a written or electronic confirmation of delivery) prior to 6:00 p.m. New York City time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to Parent or Merger Sub:

Edge Therapeutics, Inc.
300 Connell Drive, Suite 4000
Berkeley Heights, NJ 07922
Attention: Brian Leuthner
Email: baleuthner@edgetherapeutics.com

with a copy to (which shall not constitute notice):

Dechert LLP
1095 Avenue of the Americas
New York, NY 10036
Attention: David S. Rosenthal, Esq.
Facsimile: (212) 698-3599
Email: david.rosenthal@dechert.com

if to the Company:

PDS Biotechnology Corporation
675 US Highway One
North Brunswick, NJ 08902
Attention: Frank Bedu-Addo
Email: fbeduaddo@pdsbiotech.com

with a copy to (which shall not constitute notice):

DLA Piper LLP (US)
One Liberty Place
1650 Market Street, Suite 4900
Attention: Fahd Riaz
Facsimile: (215) 606-2069
Email: fahd.riaz@dlapiper.com

10.9.      Cooperation.  Each Party agrees to cooperate fully with the other Party and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Party to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10.    Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.  If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified.  In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

10.11.    Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions.  Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12.    No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.8) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13.    Construction.

(a)          References to “cash,” “dollars” or “$” are to U.S. dollars.

(b)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)          The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(e)          The use of the word “or” shall not be exclusive.

(f)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(g)          Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations, and statutory instruments issued or related to such legislations.

(h)          The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(i)           The Parties agree that each of the Company Disclosure Schedule and the Parent Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement.  The disclosures in any section or subsection of the Company Disclosure Schedule or the Parent Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is reasonably apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(j)          “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (New York City time) on the date that is two calendar days prior to the date of this Agreement (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the Parent SEC Documents filed with the SEC and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system at least two days prior to the date of this Agreement.

(k)          Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a Saturday, Sunday, or any date on which banks in New York, New York are authorized or obligated by Law to be closed, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

EDGE THERAPEUTICS, INC.

By:	/s/ Brian A. Leuthner
Name:	Brian A. Leuthner
Title:	President and Chief Executive Officer

ECHOS MERGER SUB, INC.

By:	/s/ Brian A. Leuthner
Name:	Brian A. Leuthner
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

PDS BIOTECHNOLOGY CORPORATION

By:	/s/ Frank Bedu-Addo
Name:	Frank Bedu-Addo
Title:	Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

CERTAIN DEFINITIONS

(a)          For purposes of this Agreement (including this Exhibit A):

“Acquisition Inquiry” means, with respect to a Party, an inquiry, indication of interest or request for information (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or Parent, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal.

“Acquisition Proposal” means, with respect to a Party, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of Parent or any of its Affiliates, on the other hand, to the other Party) contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i)          any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (i) in which a Party is a constituent entity; (ii) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (iii) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; provided that in the case of the Company, a Permitted Bridge Financing or Permitted Post-Measurement Date Financing shall not be an “Acquisition Transaction”; or

(ii)         any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole.

“Actual Knowledge of the Company” means the actual knowledge of the individuals set forth on Schedule II (without any duty of inquiry).

“Actual Knowledge of Parent” means the actual knowledge of the individuals set forth on Schedule III (without any duty of inquiry).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” means the Agreement and Plan of Merger and Reorganization to which this Exhibit A is attached, as it may be amended from time to time.

“Anticipated Closing Date” means the anticipated Closing Date (as mutually agreed in good faith by Parent and the Company).

“Business Day” means any day other than a Saturday, Sunday or other day on which banks in New York, New York are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash and cash equivalents (excluding restricted cash, but including security deposits held by third parties), (b) marketable securities, and (c) receivables (to the extent determined to be collectible), in each case, determined in accordance with GAAP, consistently applied.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock and the Company Preferred Stock.

“Company Capitalization Representations” means the representations and warranties of the Company set forth in Sections 2.6(a) and (c).

“Company Collar Range” means a range between (and inclusive of) negative $1,400,000 and negative $600,000.

“Company Common Stock” means the Common Stock, par value $0.00001 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a party; (b) by which the Company or any Company Owned IP Rights or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company Deficiency Amount” means the amount equal to the minimum amount of the Company Collar Range minus the absolute value of final Company Net Cash, as determined in accordance with Section 5.22, but only to the extent such final Company Net Cash is less than the minimum amount of the Company Collar Range.  For the avoidance of doubt, Company Deficiency Amount may be a positive or negative number.

 “Company ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Company or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Company Excess Amount” means the amount equal to the final Company Net Cash, as determined in accordance with Section 5.22, minus the maximum amount of the Company Collar Range, but only to the extent such final Company Net Cash is more than the maximum amount of the Company Collar Range.

“Company Exclusively Licensed IP Rights” means all Intellectual Property exclusively licensed to the Company that is used in the business of the Company as presently conducted.

“Company Fundamental Representations” means the representations and warranties of the Company set forth in (i) Sections 2.1(a) (Due Organization; Subsidiaries), 2.3 (Authority; Binding Nature of Agreement), 2.4 (Vote Required), and 2.20 (No Brokers’ Fees).

“Company IP Rights” means Company Licensed IP Rights and Company Owned IP Rights.

“Company Licensed IP Rights” means all Intellectual Property licensed to the Company that is used in the business of the Company as presently conducted.

“Company Lock-Up Signatories” means those Persons set forth on Section A of the Company Disclosure Schedule.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) general business or economic conditions affecting the industry in which the Company operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets; (d) the taking of any action required to be taken by this Agreement; (e)  any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), or (f) resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company relative to other similarly situated companies in the industries in which the Company operates.

“Company Net Cash” means (a) the sum of (without duplication) and as of the Company Net Cash Measurement Date, (i) the Company’s Cash and Cash Equivalents and (ii) the Company’s prepaid expenses referenced on Schedule 5.22(a), in each case, determined in a manner substantially consistent with the manner in which such items were determined for the Company Financials, minus (b) the sum of (without duplication) (i) the Company’s accounts payable and accrued expenses (including accrued tax liabilities, but excluding accrued expenses which are Company Transaction Expenses) and the Company’s other current liabilities payable in cash, in each case as of the Company Net Cash Measurement Date and determined in a manner substantially consistent with the manner in which such items were determined for the Company Financials, (ii) any Company Transaction Expenses, and (iii) any indebtedness for borrowed money of the Company as of the Company Net Cash Measurement Date, but excluding any indebtedness arising under a Permitted Bridge Financing that is converted into Company Capital Stock or Parent Common Stock in connection with the Closing; and (iii) to the extent not otherwise included as a Company Transaction Expenses or under clause (i), the amounts referenced in all Company Representative Confirmation Letters.  For the avoidance of doubt, (A) Company Net Cash may be a positive or negative number and (B) neither cash proceeds received nor indebtedness incurred in a Permitted Post-Measurement Date Financing shall be included in the calculation of Company Net Cash.

“Company Net Cash Measurement Date” means the Anticipated Closing Date; provided that if (i) the Closing has not occurred on or prior to February 28, 2019, and (ii) as of February 28, 2019, the Company has received the Required Company Stockholder Vote and the conditions to Closing set forth in Section 7 have been satisfied as of such date (or would be satisfied if the Closing occurred on such date and other than those conditions to Closing that by their nature are to be satisfied at Closing), then the “Company Net Cash Measurement Date” shall be February 28, 2019.

“Company Net Cash Schedule” means a written schedule prepared in accordance with Section 5.22(a) and certified by the Chief Financial Officer of the Company, on behalf of the Company and not in his or her personal capacity, setting forth, in reasonable detail, the Company’s good faith estimate of Company Net Cash as of the Company Net Cash Measurement Date.

“Company Options” means options or other rights to purchase shares of Company Common Stock issued by the Company (excluding, for clarity, the Company Warrants).

“Company Owned IP Rights” means all Intellectual Property owned or purported to be owned by the Company that is used in the business of the Company as presently conducted.

“Company Registered IP” means all Company Owned IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Company Representative Confirmation Letters” means written confirmations, in a form reasonably satisfactory to Parent, from the attorneys, accountants, investment bankers and other professional advisors of the Company as to all amounts estimated in good faith owed by the Company with respect to services performed by them through the Closing (with respect to amounts constituting Company Transaction Expenses) and through the Company Net Cash Measurement Date with respect to any other amounts.

“Company Stock Plans” means collectively, the Company 2009 Stock Option Plan and the Company 2018 Stock Incentive Plan, in each case as amended.

“Company Transaction Expenses” means Transaction Expenses of the Company.

“Company Unaudited Interim Balance Sheet” means the unaudited balance sheet of the Company as of September 30, 2018 provided to Parent prior to the date of this Agreement.

“Company Warrants” means all warrants to purchase Company Common Stock.

“Confidentiality Agreement” means the Mutual Confidentiality Agreement, dated as of May 16, 2018, between the Company and Parent.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger, the Reverse Split and the other transactions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Data Privacy Requirement” means all (a) Laws applicable to the protection or processing of Personal Data, including Laws relating to the collection, use, disclosure or retention of Personal Data and (b) contractual obligations relating to the collection, use, disclosure, retention, protection or processing of Personal Data.  For the avoidance of doubt, the term “Data Privacy Requirements” include pronouncements or guidance by the Federal Trade Commission regarding data privacy requirements emanating from Section 5 of the Federal Trade Commission Act.

“Data Processors” means any third party service providers, software developers, outsourcers or other Persons which the applicable Person or its Subsidiary engages and allows access to Personal Data or information systems of such Person or its Subsidiaries (including all information and transactions stored or contained therein or transmitted thereby).

“Determination Date” means the date that is ten calendar days prior to the Anticipated Closing Date.

“DGCL” means the General Corporation Law of the State of Delaware.

“Effect” means any effect, change, event, circumstance, or development.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” means, subject to Section 1.5(f), the following ratio (rounded to four decimal places): the quotient obtained by dividing (a) the Company Merger Shares by (b) the Company Outstanding Shares, in which:

•	“Aggregate Valuation” means the sum of (a) the Company Valuation, plus (b) the Parent Valuation.

•	“Company Valuation” means, subject to any adjustments pursuant to Section 5.22(f), $70,000,000, a component of which is Company Net Cash.

•
“Company Allocation Percentage” the quotient (rounded to two decimal places) determined by dividing (i) the Company Valuation by (ii) the Aggregate Valuation (it being understood and agreed that to the extent any adjustment to the Company Valuation is made pursuant to Section 5.22(f), the Company Allocation Percentage shall thereafter be adjusted accordingly to reflect such adjustment to the Company Valuation).

•
“Company Merger Shares” means (a) the product determined by multiplying (i) the Post-Closing Parent Shares by (ii) the Company Allocation Percentage, minus (b) the number of shares of Parent Common Stock issuable upon the conversion of any convertible notes issued by the Company under a Permitted Bridge Financing.

•
“Company Outstanding Shares” means the total number of shares of Company Capital Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted and as-converted to Company Common Stock basis and assuming, without limitation or duplication, (i) the cashless exercise of all Company Options and Company Warrants outstanding as of immediately prior to the Effective Time with an exercise price less than the Parent Closing Price (on a converted to Company Common Stock basis) and (ii) the issuance of shares of Company Capital Stock in respect of all other outstanding options, warrants or rights to receive such shares, (assuming cashless exercise using the Parent Closing Price (on a converted to Company Common Stock basis) in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights, including any convertible notes and accrued interest in connection therewith and any accrued dividends on Company Capital Stock (but excluding any shares of Company Common Stock reserved for issuance).  For the avoidance of doubt, no out-of-the-money Company Options or Company Warrants shall be included in the total number of shares of Company Capital Stock outstanding for purposes of determining the Company Outstanding Shares.

•
“Parent Allocation Percentage” means the quotient (rounded to two decimal places) determined by dividing (i) the Parent Valuation by (ii) the Aggregate Valuation (it being understood and agreed that to the extent any adjustment to the Parent Valuation is made pursuant to Section 5.22(g), the Parent Allocation Percentage shall thereafter be adjusted accordingly to reflect such adjustment to the Parent Valuation).

•
“Parent Outstanding Shares” means the total number of shares of Parent Common Stock outstanding immediately prior to the Effective Time expressed on a fully-diluted basis, but assuming, without limitation or duplication, (i) with respect to Parent Options and Parent Warrants, the cashless exercise solely of those Parent Options and Parent Warrants outstanding as of immediately prior to the Effective Time with an exercise price less than the Parent Closing Price (and otherwise disregarding any other Parent Options and Parent Warrants), (ii) the settlement of each Parent RSU that is outstanding immediately prior to the Effective Time for an equivalent number of shares of Parent Common Stock and (ii) the issuance of shares of Parent Common Stock in respect of all other outstanding options, warrants or rights to receive such shares (assuming cashless exercise using the Parent Closing Price in the case of options, warrants and other similar rights), whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding any shares of Parent Common Stock reserved for issuance).  For the avoidance of doubt, no out-of-the-money Parent Options or Parent Warrants shall be included in the total number of shares of Parent Common Stock outstanding for purposes of determining the Parent Outstanding Shares.

•	“Parent Valuation” means, subject to any adjustments pursuant to Section 5.22(g), $30,000,000, a component of which is Parent Net Cash.

•	“Post-Closing Parent Shares” means the quotient determined by dividing (i) the Parent Outstanding Shares by (ii) the Parent Allocation Percentage.

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any Taxing authority); or (d) self-regulatory organization (including NASDAQ).

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“Inducement Grants” means those stock options set forth on Section A of the Parent Disclosure Schedule.

“Intellectual Property” means any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, including all rights pertaining to or deriving from:  (a) patents and patent applications, (including any and all provisionals, continuations, continuations-in-part, continued prosecution, divisionals and patents of addition; requests for, and grants of, continued examination, extensions, supplemental protection certificates, re-examinations, post-grant confirmations or amendments, counterparts claiming priority from, or reissues of, any of the foregoing; and any patents or patent applications that claim priority to or from any of the foregoing) and all rights to claim priority arising from or related to any of the foregoing (collectively, “Patents”); (b) inventions, invention disclosures, discoveries and improvements, whether or not patentable; (c) copyrights and works of authorship, whether or not copyrightable (“Copyrights”); (d) computer software and firmware, including data files, source code, object code and software-related specifications and documentation; (e) trademarks, trade names, service marks, certification marks, service names, brands, trade dress and logos, applications therefore, and the goodwill associated therewith (collectively, “Trademarks”); (f) trade secrets (including those trade secrets defined in the Uniform Trade Secrets Act, the Defend Trade Secrets Act of 2016 and under corresponding foreign statutory Law and common law), non-public information, and confidential information, know-how, business and technical  information, and rights to limit the use or disclosure thereof by any Person (collectively “Proprietary Information”); (g) mask works; (h) domain names; (i) proprietary databases and data compilations and all documentation relating to the foregoing; and, including in each case any and all (1) rights under which an employee, inventor, author or other person is obligated to assign or has assigned ownership any of the foregoing; (2) registrations of, applications to register, and renewals of, any of the foregoing with or by any Governmental Body in any jurisdiction throughout the world, (3) rights of action arising from the foregoing, including all claims for damages by reason of present, past and future infringement, misappropriation, violation misuse or breach of contract in respect of the foregoing, and present, past and future rights to sue and collect damages or seek injunctive relief for any such infringement, misappropriation, violation, misuse or breach; and (4) income, royalties and any other payments now and hereafter due and/or payable in respect of the foregoing.

“IRS” means the United States Internal Revenue Service.

“Key Employee” means an executive officer of the identified Party or any employee of such Party that reports directly to the board of directors of such Party or to the Chief Executive Officer or Chief Operating Officer of such Party.

“Knowledge of the Company,” “Company’s Knowledge” or similar terms means the actual knowledge of the individuals set forth on Schedule II; provided that each such individual shall be deemed to have actual knowledge of any fact or matter if such individual would reasonably be expected to know such fact or matter in the ordinary course of the performance of such individual’s employment responsibilities.

“Knowledge of Parent,” “Parent’s Knowledge” or similar terms means the actual knowledge of the individuals set forth on Schedule III; provided that each such individual shall be deemed to have actual knowledge of any fact or matter if such individual would reasonably be expected to know such fact or matter in the ordinary course of the performance of such individual’s employment responsibilities.

“Law” means any federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of NASDAQ or the Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, claim, litigation, arbitration, charge, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Merger Sub Board” means the board of directors of Merger Sub.

“NASDAQ” means the Nasdaq Stock Market, including the Nasdaq Global Select Market or such other Nasdaq market on which shares of Parent Common Stock are then listed.

 “Ordinary Course of Business” means, in the case of each of the Company and Parent, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the certificate or articles of association or incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Parent 401(k) Plan” means the Parent 401(k) Profit Sharing Plan.

“Parent Balance Sheet” means the unaudited balance sheet of Parent as of September 30, 2018 (the “Parent Balance Sheet Date”), included in Parent’s Report on Form 10-Q for the quarterly period ended September 30, 2018, as filed with the SEC.

“Parent Board” means the board of directors of Parent.

“Parent Capitalization Representations” means the representations and warranties of Parent set forth in Sections 3.6(a) and (c).

“Parent Change in Circumstance” means any event, development or change in circumstances that materially affects the business, assets or operations of Parent that occurs or arises after the date of this Agreement and to Parent that was neither known to Parent or the Parent Board nor reasonably foreseeable, as of the date of this Agreement (or the consequences of which were not known to the Parent Board, in their reasonable estimation, or reasonably foreseeable based on facts known to the Parent Board as of the date of this Agreement); provided, that “Parent Change in Circumstance” shall not include any such event, development or change to the extent related to any Acquisition Proposal, Acquisition Inquiry or the consequences thereof.

“Parent Closing Price” means the volume weighted average closing trading price of a share of Parent Common Stock on NASDAQ for the five consecutive trading days ending five trading days immediately prior to the date upon which the Merger becomes effective.

“Parent Collar Range” means a range between (and inclusive of) $25,000,000 and $25,800,000.

“Parent Common Stock” means the Common Stock, $0.00033 par value per share, of Parent.

“Parent Contract” means any Contract: (a) to which Parent is a party; (b) by which Parent or any Parent IP Rights or any other asset of Parent is or may become bound or under which Parent has, or may become subject to, any obligation; or (c) under which Parent has or may acquire any right or interest.

“Parent Deficiency Amount” means the amount equal to the minimum amount of the Parent Collar Range minus the final Parent Net Cash, as determined in accordance with Section 5.22, but only to the extent such final Parent Net Cash is less than the minimum amount of the Parent Collar Range.

“Parent ERISA Affiliate” means any corporation or trade or business (whether or not incorporated) which is treated with the Parent or any of its Subsidiaries as a single employer within the meaning of Section 414 of the Code.

“Parent Excess Amount” means the amount equal to the final Parent Net Cash, as determined in accordance with Section 5.22, minus the maximum amount of the Parent Collar Range, but only to the extent such final Parent Net Cash is more than the maximum amount of the Parent Collar Range.

“Parent Exclusively Licensed IP Rights” means all Intellectual Property exclusively licensed to Parent that is used in the business of Parent as presently conducted.

“Parent Fundamental Representations” means the representations and warranties of Parent and Merger Sub set forth in Sections 3.1(a) (Due Organization; Subsidiaries), 3.3 (Authority; Binding Nature of Agreement), 3.4 (Vote Required) and 3.19 (No Brokers’ Fees).

“Parent IP Rights” means Parent Licensed IP Rights and Parent Owned IP Rights.

“Parent Licensed IP Rights” means all Intellectual Property licensed to Parent that is used in the business of the Parent as presently conducted.

“Parent Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Parent Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of Parent; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) general business or economic conditions affecting the industry in which Parent operates, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) the taking of any action required to be taken by this Agreement, (e) any change in the stock price or trading volume of Parent Common Stock (it being understood, however, that any Effect causing or contributing to any change in stock price or trading volume of Parent Common Stock may be taken into account in determining whether a Parent Material Adverse Effect has occurred, unless such Effects are otherwise excepted from this definition), (f) any clinical trial programs or studies, including any adverse data, event or outcome arising out of or related to any such programs or studies or (g) the announcement of this Agreement or the pendency of the Contemplated Transactions except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting Parent relative to other similarly situated companies in the industries in which Parent operates.

“Parent Net Cash” means (a) the sum of (without duplication) and as of the Anticipated Closing Date (i) Parent’s Cash and Cash Equivalents and (ii) the prepaid expenses of Parent referenced on Schedule 5.22(c), determined in a manner substantially consistent with the manner in which such items were determined in the Parent SEC Documents, minus (b) the sum of (without duplication) (i) Parent’s accounts payable and accrued expenses (including accrued tax liabilities, but excluding accrued expenses which are Parent Transaction Expenses) and Parent’s other current liabilities payable in cash, in each case as of the Anticipated Closing Date and determined in a manner substantially consistent with the manner in which such items were determined in the Parent SEC Documents, (ii) any Parent Transaction Expenses, (iii) any indebtedness for borrowed money of Parent as of the Anticipated Closing Date and (iv) to the extent the Identified Claim is still outstanding, $1,000,000 less any amounts previously paid by Parent that would be applicable to the deductible under the insurance policy referenced on Section 3.17(b) of the Parent Disclosure Schedule, and (v) to the extent not otherwise included as a Parent Transaction Expense or under clause (i), the amounts referenced in all Parent Representative Confirmation Letters.  For the avoidance of doubt, Parent Net Cash may be a positive or negative number.

“Parent Net Cash Schedule” means a written schedule prepared in accordance with Section 5.22(c) and certified by the Chief Financial Officer of Parent, on behalf of Parent and not in his or her personal capacity, setting forth, in reasonable detail, Parent’s good faith estimate of Parent Net Cash as of the Anticipated Closing Date.

“Parent Options” means options or other rights to purchase shares of Parent Common Stock issued by Parent (excluding, for clarity, the Parent Warrants).

“Parent Owned IP Rights” means all Intellectual Property owned or purported to be owned by Parent that is used in the business of Parent as presently conducted.

“Parent Representative Confirmation Letters” means written confirmations, in a form reasonably satisfactory to the Company, from the attorneys, accountants, investment bankers and other professional advisors of Parent as to all amounts estimated in good faith owed by Parent with respect to services performed by them through the Closing (or following the Closing at the pre-Closing direction of Parent).

“Parent Registered IP” means all Parent Owned IP Rights that are registered, filed or issued under the authority of, with or by any Governmental Body, including all Patents, registered Copyrights, and registered Trademarks (including domain names) and all applications for any of the foregoing.

“Parent RSUs” means restricted stock units issued by Parent.

“Parent Stock Plans” means the Parent 2010 Equity Incentive Plan, the Parent 2012 Equity Incentive Plan and the Parent 2014 Equity Incentive Plan, each as amended from time to time, and the Inducement Grants.

“Parent Transaction Expenses” means Transaction Expenses of Parent or any of its Subsidiaries.

“Parent Triggering Event” shall be deemed to have occurred if: (a) Parent shall have failed to include in the Proxy Statement the Parent Board Recommendation or shall have made a Parent Board Adverse Recommendation Change; (b) the Parent Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal; or (c) Parent shall have entered into any letter of intent or similar document or any Contract relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4).

“Parent Warrants” means all warrants to purchase Parent Common Stock.

“Party” or “Parties” means the Company, Merger Sub and Parent.

“Permitted Alternative Agreement” means a definitive agreement that contemplates or otherwise relates to an Acquisition Transaction that constitutes a Superior Offer.

“Permitted Bridge Financing” means the Company’s issuance, in a single transaction or series of transactions, of (a) shares of Company Common Stock, in which event such shares shall be included in the calculation of Company Outstanding Shares, (b) Company Warrants, in which event such Company Warrants shall be included in the calculation of Company Outstanding Shares to the extent provided in such definition, and/or (c) convertible promissory notes, which promissory notes shall convert into either shares of (i) Company Common Stock prior to the Closing, in which event such shares of Company Common Stock shall be included in the calculation of Company Outstanding Shares, or (ii) Parent Common Stock immediately after the Closing, in which event such shares shall be deducted from the calculation of Company Merger Shares, as provided in the definition thereof.  In no event shall the aggregate proceeds of the Permitted Bridge Financing exceed $3,000,000 without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

“Permitted Post-Measurement Date Financing” means the Company’s issuance in a single transaction or series of transactions, in each case after the Company Net Cash Measurement Date of (a) shares of Company Common Stock, (b) Company Warrants, and/or (c) convertible promissory notes, which promissory notes shall convert into either shares of (i) Company Common Stock prior to the Closing, or (ii) Parent Common Stock immediately after the Closing.  No securities issued in a Permitted Post-Measurement Date Financing shall be included in the calculation of Company Outstanding Shares or deducted from the calculation of Company Merger Shares such that, for the avoidance of doubt, any Permitted Post-Measurement Date Financing shall dilute the equityholders of Parent and the Company pro rata based on the Parent Allocation Percentage and Company Allocation Percentage, respectively.  The terms of any Permitted Post-Measurement Date Financing shall be subject to the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), and the aggregate proceeds thereof shall not exceed $3,000,000 without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Balance Sheet or the Parent Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or Parent, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property granted by the Company or Parent, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Personal Data” means any information that relates to an identifiable natural person or that is otherwise considered personally identifiable information or personal data under applicable Law.

“Proxy Statement” means the proxy statement to be sent to Parent’s stockholders in connection with the Parent Stockholders’ Meeting.

“Registration Statement” means the registration statement on Form S-4 (or any other applicable form under the Securities Act to register Parent Common Stock) to be filed with the SEC by Parent registering the public offering and sale of Parent Common Stock to some or all holders of Company Common Stock in the Merger, including all shares of Parent Common Stock to be issued in exchange for all other shares of Company Common Stock in the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Subsequent Transaction” means any Acquisition Transaction (with all references to 20% in the definition of Acquisition Transaction being treated as references to 50% for these purposes).

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means an unsolicited bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Transaction being treated as references to greater than 50% for these purposes) that: (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the Parent Board or the Company Board, as applicable, determines in good faith, based on such matters that it deems relevant (including the likelihood of consummation thereof), as well as any written offer by the other Party to this Agreement to amend the terms of this Agreement, and following consultation with its outside legal counsel and outside financial advisors, if any, are more favorable, from a financial point of view, to Parent’s stockholders or the Company’s stockholders, as applicable, than the terms of the Contemplated Transactions.

“Takeover Statute” means any “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover Law.

“Tax” means any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Transaction Expenses” means, with respect to any Person, the sum of (a) the cash cost of any change of control payments, retention payments, severance payments, transaction payments or similar payments that are or become due to any current or former employee, officer, director or independent contractor of such Person or any of its Subsidiaries in connection with the consummation of the Contemplated Transactions and that are unpaid as of the Closing (plus the employer portion of all employment, unemployment, payroll and similar Taxes payable thereon), but excluding for the avoidance of doubt, the vesting, exercise and settlement, as applicable of Company Options, Parent Options and Parent RSUs, (b) any costs, fees and expenses incurred by such Person or its Subsidiaries, or for which such Person or its Subsidiaries is liable, in connection with the negotiation, preparation and execution of this Agreement and the consummation of the Contemplated Transactions and that are unpaid as of the Closing, including brokerage fees and commissions, finders’ fees or financial advisory fees, or any fees and expenses of counsel, accountants or other advisors payable by such Person or its Subsidiaries, (c) any payments to third parties under any Contract to which such Person or its Subsidiaries are a party triggered by the consummation of the Contemplated Transactions, or any payment or consideration arising under or in relation to obtaining any consents, waivers or approvals of any third party under any Contract to which such Person or its Subsidiaries are a party required to be obtained in connection with the consummation of the Contemplated Transactions in order for any such Contract to remain in full force and effect following the Closing or resulting from agreed-upon modification or early termination of any such Contract; provided,

(i)
with respect to Parent, Transaction Expenses will include (A) the out of pocket costs of any insurance tail policies that may be purchased by Parent relating to insurance policies held by it prior to the Closing (including all premiums payable in connection therewith) and, for clarity, shall not include the cost of any insurance tail policies of the Company or the costs of Parent after the Effective Time for coverage of Parent’s then-serving directors or other insurance policies of Parent on or after the Effective Time, (B) the amount of any unpaid Parent Contract Termination Payments (regardless as to whether the underlying Parent Contract has been terminated prior to the Closing), and (C) the amount of any Parent Severance Payments (regardless as to the whether the applicable employee has been terminated or will be terminated in connection with the Contemplated Transactions);

(ii)
with respect to the Company, Transaction Expenses will include the out of pocket costs of any insurance  tail policies that may be purchased by the Company relating to insurance policies held by it prior to the Closing (including all premiums payable in connection therewith) and, for clarity, shall not include the cost of any insurance tail policies of Parent or the costs of Parent after the Effective Time for coverage of Parent’s then-serving directors or other insurance policies of Parent on or after the Effective Time;

(iii)
Parent and the Company shall share equally all out of pocket costs and expenses, other than attorneys’, accountants’ and other similar service provider’s fees and expenses, incurred in relation to (A) the filing with the SEC of the Form S-4 Registration Statement (including any financial statements and exhibits) and any amendments or supplements thereto and any related registration fees and the printing and delivery of such documents to the Parties’ stockholders; and (B) any fees incurred in connection with obtaining Nasdaq approval for the merger, the name and ticker symbol changes, and the listing of the shares of Parent Common Stock to be issued, to the extent contemplated by this Agreement; and

(iv)
in the case of the Company, Transaction Expenses shall include any Transaction Expenses for which the Company is liable pursuant to the terms of this Agreement and which were paid by Parent at or prior to Closing on behalf of the Company and not reimbursed by the Company at or prior to Closing.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

(b)          Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Firm	5.22(e)
Agreement	Preamble
Allocation Certificate	5.18(a)
Anti-Bribery Laws	2.23
Capitalization Date	3.6(a)
Certificate of Merger	1.3
Certifications	3.7(a)
Closing	1.3
Closing Date	1.3
Company	Preamble
Company Audited Financial Statements	5.18(b)
Company Benefit Plan	2.17(a)
Company Board Recommendation	5.2(c)
Company Disclosure Schedule	Section 2
Company Dispute Notice	5.22(d)
Company Financials	2.7(a)
Company Interim Financial Statements	5.18(b)
Company Material Contract	2.13(a)
Company Material Contracts	2.13(a)
Company Net Cash Response Date	5.22(b)
Company Permits	2.14(b)
Company Preferred Stock	2.6(a)
Company Products	2.14(d)
Company Real Estate Leases	2.11
Company Regulatory Permits	2.14(d)
Company Stock Certificate	1.6
Company Stockholder Support Agreement	Recitals
Company Stockholder Written Consent	Recitals
Company Termination Fee	9.3(b)
Continuing Employees	5.7(a)
Costs	5.8(a)
D&O Indemnified Parties	5.8(a)
Dechert	5.1(a)
Dissenting Shares	1.8(a)
DLA	5.1(a)
Drug Regulatory Agency	2.14(a)
Effective Time	1.3
EMEA	2.14(a)
End Date	9.1(b)
Exchange Agent	1.7(a)
Exchange Fund	1.7(a)
FDA	2.14(a)
FDCA	2.14(a)
HIPAA	2.14(g)

Term	Section
Intended Tax Treatment	5.12
Investor Agreements	2.22(b)
IT Assets	2.24(a)
Liability	2.9
Lock-Up Agreement	7.7
Merger	Recitals
Merger Consideration	1.5(a)(ii)
Merger Sub	Preamble
NASDAQ Listing Application	5.11
Parent	Preamble
Parent Benefit Plan	3.15(a)
Parent Board Adverse Recommendation Change	5.3(b)
Parent Board Recommendation	5.3(b)
Parent Budget	4.1(b)(vi)
Parent Change in Circumstance Notice	5.3(d)
Parent Designees	5.14
Parent Disclosure Schedule	Section 3
Parent Dispute Notice	5.22(b)
Parent IP Agreements	3.10(a)
Parent IT Assets	3.25(a)
Parent Lock-Up Agreement	8.5
Parent Material Contract	3.11(n)
Parent Net Cash Response Date	5.22(d)
Parent Notice Period	5.3(c)
Parent Permits	3.12(b)
Parent Real Estate Leases	3.9
Parent SEC Documents	3.7(a)
Parent Stockholder Matters	5.3(a)
Parent Stockholder Support Agreement	Recitals
Parent Stockholders’ Meeting	5.3(a)
Post-Closing Plans	5.7(a)
Pre-Closing Period	4.1(a)
Required Company Stockholder Vote	2.4
Required Parent Stockholder Merger Vote	3.4
Required Parent Stockholder Reverse Split Vote	3.4
Required Parent Stockholder Vote	3.4
Reverse Split	5.23
Risk Factors	Section 3
Stockholder Notice	5.2(b)
Surviving Corporation	1.1
Tax Representation Letter	5.1(a)